Filed by Engility Holdings, Inc. pursuant to Rule 425 under
the Securities Act of 1933 and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Engility Holdings, Inc.
[Commission File No. 001-35487]

 Corrected Transcript

07-Jan-2019

Science Applications International Corp.
(SAIC)
Investor Day

Total Pages: 39
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Science Applications International Corp. (SAIC) Investor Day	Corrected Transcript 07-Jan-2019
CORPORATE PARTICIPANTS

Shane P. Canestra Director-Investor Relations, Science Applications International Corp.	Lynn A. Dugle Chairman, President & Chief Executive Officer, Engility Corporation

Anthony J. Moraco Chief Executive Officer & Director, Science Applications International Corp.	Charles Alexander Mathis Chief Financial Officer & Executive Vice President, Science Applications International Corp.

Nazzic S. Keene Chief Operating Officer, Science Applications International Corp.	Tom Eldridge Senior VP-Strategic Development & Communications, Science Applications International Corp.

OTHER PARTICIPANTS

Joseph William DeNardi Analyst, Stifel, Nicolaus & Co., Inc.	Byron K. Callan Analyst, Capital Alpha Partners LLC

Tobey Sommer Analyst, SunTrust Robinson Humphrey, Inc.	Krishna Sinha Analyst, Vertical Research Partners LLC

Sheila Kahyaoglu Analyst, Jefferies LLC	Edward S. Caso Analyst, Wells Fargo Securities LLC

Cai von Rumohr Analyst, Cowen & Co. LLC	Ian Gilbertson Analyst, Invesco Ltd.

Jon Raviv Analyst, Citigroup Global Markets, Inc.	Gavin Parsons Analyst, Goldman Sachs & Co. LLC

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Science Applications International Corp. (SAIC) Investor Day	Corrected Transcript 07-Jan-2019
MANAGEMENT DISCUSSION SECTION

Unverified Participant

Ladies and gentlemen, please welcome SAIC's Director of Investor Relations, Shane Canestra.

Shane P. Canestra
Director-Investor Relations, Science Applications International Corp.

Good afternoon, and welcome Science Applications International Corporation's 2019 Investor Day. My name is Shane Canestra, Director of Investor Relations at SAIC. And I am pleased to welcome participants here in the room and viewing through the webcast. Earlier today, today's presentation materials were filed with the SEC and also posted to SAIC's Investor Relations website at investors.saic.com.

I encourage you to obtain and view the presentation in conjunction with our conversation today. As we move to the slide 2 of the presentation materials, I ask that you review our forward-looking statement and other disclosures. Please note that we may make forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from these statements.

Our forward-looking statements represent our views as of today and subsequent events may cause our views to change. We may elect to update the forward-looking statements at some point in the future, but we specifically disclaim any obligation to do so.

Speakers today are Tony Moraco, SIAC Chief Executive Officer; Nazzic Keene, SAIC Chief Operating Officer; Lynn Dugle, Chief Executive Officer of Engility; and Charlie Mathis SAIC's Chief Financial Officer. They will share SIAC's long-term strategy; Engility's strategic fit within that framework; SAIC's operating model; our financial outlook and the shareholder value creation opportunity to investors through a strengthened and Improved enterprise.

Again, thank you for joining us today for what we hope is an informative session on the company and SAIC's shareholder value creation opportunity.

[Video Presentation] (00:02:20-00:03:19)

Unverified Participant

Please welcome SAIC's Chief Executive Officer, Tony Moraco.

Anthony J. Moraco
Chief Executive Officer & Director, Science Applications International Corp.

Good afternoon, everyone. Thanks for joining us this afternoon, those are in the room, those are on the webcast. Really looking forward to opportunity to share SAIC's strategy. I will highlight the Engility acquisition myself and my colleagues. So, very excited about the opportunity. We wait a long time since September 10th when we announced the deal and hopefully give you great insights to how SAIC will be stronger and better going forward.

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Science Applications International Corp. (SAIC) Investor Day	Corrected Transcript 07-Jan-2019
The acquisition itself as we've highlighted in the past really does accelerate the execution of our strategy, Ingenuity 2025 and we'll give you some insights to that, really again is a technology integrator in the government services marketplace to really serve our customers' missions in a wide range of dimensions, ultimately to really drive sustained profitable growth.

So I'm going to set the stage with some key messages upfront. We'll highlight these throughout the afternoon, and then I'll come back and close and we'll take your questions after the presentations. But fundamentally, there's four key messages; SAIC's reposition in the government services marketplace, one of the top three providers as we combine SAIC and Engility to our portfolio. Technology integration still critical to the fundamentals and our ability to deliver services and solutions, and really take advantage of the market opportunities as we see the current fiscal budget in the strongest place that it's been in a number of years and really anticipate that we'll still see addressable market opportunities going forward even beyond in the next 2020 to 2025 timeframe.

Additional market access. We will highlight additional capabilities, additional talent, additional market access through the combined portfolios, again addressing leadership positions in the market segments that we select and elect to operate in and ultimately lead in. And we're very confident and hope that we'll projected out throughout the day in our ability to execute the strategy to really drive growth in the future, and the combination of our current portfolio and the combination of the two, very strong past performance that drives our protect business, our expand and grow portfolio to really drive that growth and opportunities to also increase our margins through contract mix and outcome-based solutions, all aligned to our critical strategic national importance. So very high demand signal and hopefully you'll gain an appreciation of where SAIC is positioned today.

On the financial side and Charlie will highlight a lot of these aspects later. Fundamental increase in our cash flow, our margin profile and then again the scale of the business, all opportunities combined with our disciplined capital deployment strategy to really create shareholder value in a wide range of dimensions.

So value propositions are aligned to the investor base, a market that SAIC is very much aligned to in government services, very strong demand signals in areas of key interest in defense readiness, IT monetization, I think cloud migration application development, cyber both in mission and in IT. The space market collectively you'll hear us talk about space opportunities in a wide range of solutions and services from engineering through support, launch and operations. The intelligence community, the combination of the two companies really bring together a much more robust critical mass portfolio on multiple intelligence agencies combined with a broad range of training and simulation solutions that really serve our customers.

Over a 50-year – about 50-year history from an SAIC perspective Engility legacy also, multi-decade, strong enduring relationships, trusted partnering with our customers, all driving innovations further expansion of our strategic alliances for our access to commercial markets, and that's a fundamental part of our value proposition for technology integration. Bring technologies from a wide range of market areas to bear on our mission capabilities that are important to our customers.

Nazzic will touch on the matrix model that is continued and sustained. We still see that as a differentiated opportunity for us to deliver enterprise capabilities across the portfolio, have very strong account management positions in each of the three markets in defense, intelligence and federal civilian agencies.

On the financial side, which Charlie again will highlight, $6.5 billion or so of top line revenues as a combined enterprise. Opportunities to further grow that business base, drive a margin expansion from a below market meeting on our margins in the low 7s to approaching 9% as we work through the synergies and the business operations. And again, a very disciplined history of capital deployment and significant cash flow improvements that allow us to be very flexible in delivering value through dividends, share repurchases, and further strategic M&A.

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Science Applications International Corp. (SAIC) Investor Day	Corrected Transcript 07-Jan-2019
Just some quick highlights on the market dynamics. As you read the news today, there is a fair amount of churn now in Washington with the shutdown that's underway. We'll see how that plays out. But really the fundamental message there is that it is – it's a short-term challenge. SAIC like many of our peers have navigated continuing resolutions and shutdowns recalling when we first spun our first week the government was closed and we were able to obviously navigate that going forward. So it's a short-term impact. We'll be transparent on the impact to us since our fiscal year ends at the end of this month. We do see some possible impacts.

The primary focus for us is in some of our NASA accounts, FAA and USDA on the federal civilian side, but we have a modest impact on revenues and potentially cash collections, which we think we can recover mostly if this is resolved in the near term. Worst case it will roll over into our next fiscal year and be resolved in February.

But on a broader base, customer priorities, a shift in part to the absorption of near pure threat, critical mass in areas that the customers are most critical and most concerned about. Space, cyber, unmanned systems think machine learning, autonomy and our artificial intelligence, platform modernization in the form of mobility, survivability and lethality. And IT modernization, cloud migration, application development all are part of that progression along with cybersecurity inside that IT domain. All very relevant and SAIC with Engility's assets is very well-positioned to serve that market as we do today and at a broader scale.

We are seeing continued buying patterns that have shifted from a costs only to a best value that's occurred probably over the last two years or three years, and more openness to alternative pricing models. Think in terms of commercial adaptation in the federal space for as a service, our ability at scale to use our balance sheet, capital investments were appropriate to really provide unique outcome based solutions for our customers. We're still seeing earlier adoption on the federal civilian side, defense and intel lagging a bit, but it does give us the opportunity to develop past performance, and that plays into our protect expand and growth strategy to further expand our account base through those investments across the board.

There's been a lot more recent conversations on the labor workforce, very competitive workforce challenges across particularly in the cyber domain, in software and software monetization, the advent of some of the commercial providers from Amazon and AWS through some of the non-traditional providers coming out of Silicon Valley. But our sense is that from a fundamental perspective with workforce, our workforce is very much aligned to mission to having an impact and whether you're a long tenured in your career or millennial, there are significant opportunities to actually make a difference in national interests that really do motivate the talent base that we attract. We complement that with various incentive programs and fringe packages to really make sure that SAIC, one, takes care of that talent, provides broad career opportunities and is in fact a career destination.

We are very excited about the opportunity to add 9,000 more employees to our employee base. We'll have about 24,000 employees. And our cleared workforce where the highest demand and highest competitive aspects play out will bring our cleared personnel to 16,000. That's a substantial step function in a wide range of clearances that give us strength in past performance and mission continuity for us to deliver on a larger scale classified programs where SAIC or Engility had less of an opportunity as standalone.

So from a federal spending outlook, touched on it. The macro budget pressures are still likely out there. It takes many forms. The scale you see at the bottom represents current year funding. We are still in the forefront and under this sequestration. It's likely that will get repealed. We've been in a pattern of two year deals. The 2018, 2019 funding that you see listed here is the highest that we've seen in decades, but we do think that that may not be sustainable at that level. But in turn, the mission requirements are such that we may return to a 2016, 2017 level. So a very modest reduction from our standpoint and even less of an impact on the addressable market that SAIC as a private sector provider actually addresses.

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Science Applications International Corp. (SAIC) Investor Day	Corrected Transcript 07-Jan-2019
A lot of that budget plays is the combination of government dollars organically as well as with the contracting base. But we've not seen any momentum towards any in-sourcing or any shifts. So it's really reconciling, mission alignment and driving where the strongest requirements are. And from our earlier comments, we think SAIC is very well aligned combined with Engility's resources to address the highest impact, national importance and that will drive our growth going forward.

As we think about our customers and the value proposition that we talk to them about again as a technology integrator, our ability to tailor the technologies to meet their mission needs. We tailor that based on – again our business is based on past performance. So the breadth of our portfolio, the fact we have proven results, manage risk, managed transition risk as we – takeaway programs, all pay into a tailored approach to meet mission needs.

Touched on the innovation opportunity as an integrator to not only deliver from our own organic technical talent, but actually combine that with our strategic alliance partners. With a broader market awareness and market access, we don't necessarily have and build our own intellectual property per se, but we bundle a wide range of that capabilities to actually build a repeatable solution that we then can repeat and sell to our customers. And it's that combination of being a value proposition to the commercial channels and navigate the federal market on behalf of the nontraditional providers. And on the customer side really be able to be a broad technology integrator with market access and market insights that can actually deliver and drive them from a current state architecture to a next gen architecture.

Critical to that and again part of this value proposition is implementation – integration, innovation and implementation, strong program management, system engineering disciplines that allow us to move our customers again from that present state to a next gen capability while they are running their agencies, while they are delivering their mission capabilities. Fundamental to what we do and critical and it's an area that we excel in and Engility share those same proven areas.

Repeatability. Talk about our ability to drive outcome. The customers in some cases risk averse, leaving on an early adopter, our ability to tailor and translate an existing capability into an expand or grow opportunity is fundamental to our ability in context of repeatability. The combination of the two companies allow us to advance our technology investment in areas around analytics, around training and simulation services, as well as in our IT and modernization components. And through that process, we can again deliver competitive solutions on a bundled basis and actually increase that and maximize value whether in the form of fixed price contracts, which tend to lead to higher margin profiles, and then ultimately benefit our earnings.

Long-term trusted partner for 40 years, 50 years' experience in this marketplace. So whether it's mission requirements or navigating the budgets, we have a very strong and dedicated leadership team that understands how to navigate this market, deliver capabilities, and really provide thought leadership as a trusted partner for our customers and our suppliers, again to manage execution and [indiscernible] (00:16:14) part of that.

So let me just quickly summarize Ingenuity 2025, we put the strategy out there a couple of years ago. We continue to evolve within that, and our organic development as well as strategic M&A have been part of that. And agility fits very well into 2025. It is not a shift or a translation away from our organic or inorganic strategies going in the past. This really is an accelerator as momentum that we can deliver forward. And with Nazzic and Lynn and Charlie is up I think you'll see that the two companies very well aligned from the very beginning can in fact have acceleration and maintain the momentum in the marketplace that we can bid joint bids in Q1. We can take advantage of this near-term market opportunity, and then ultimately deliver a broad and strong shareholder returns through a combination of sustained profitable growth on our organic portfolio and then capital deployment.

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Science Applications International Corp. (SAIC) Investor Day	Corrected Transcript 07-Jan-2019
So, today, just to kind of level set everybody on where we've been and where we are today within the 2025 framework. Three areas, we have achieved sustained profitable growth in that we have five consecutive quarters of revenue growth, been a challenge from five years ago where the market itself had more strong contraction. I think we outperformed our peers and stay in relatively flat, but we've turned the corner and now have seen again five consecutive quarters of organic growth. And driven by a robust strategy, quality pipeline and our ability to quality services. In turn, we've also organically driven our margins on a recurring basis, on average and over time, that 10 basis points to 20 basis points. And we believe that through acquisitions such as Engility, you'll see a step function change in our movement from below market median margins to at or above market medians as we execute the acquisition, and you'll get more details on that.

The culture and talent again driving for a career destination, our retention rates are still at market. We have programs around our strategic talent acquisition and retention. So, we have a number of job families that we have emphasis on whether it be cleared workforce, cyber talent that maybe, from a financial services perspective under higher demands. We really do try and tailor our approach to managing the talent base which is fundamental to our revenue base and our overall success, and really do drive on career destinations.

The Matrix helps facilitate that and that we have access and insights on the customers that we serve. And we also have robust job families and capabilities that's where peer to peer and thought leadership provides mentorship opportunities as we think about the workforce and promotion and mobility opportunities across the enterprise.

On our total shareholder return basis over last five years, I think SAIC is excelled in our ability to deliver shareholder return in the form of our overall business performance, predictability, confidence in what we've said we would do, execution against that, then ultimately managing the debt service as needed, returning dividends, applying share repurchases and then also strategic M&A where we've been again very selective with Engility being a major step function in our capital deployment strategy.

So that's what we've been to date. As we look at Engility going forward, the opportunities over the last year-and- half as the market consolidated and continues to consolidate. On Ingenuity 2025, not really a shift in any of our filters of market access and capabilities, which I'll touch on later but really Engility fits the strategy as we had defined it. We'll highlight throughout the afternoon how the strategy is facilitated and accelerated through the acquisition. I think you'll gain a better understanding of not only our strategy and execution, but Engility's journey aligns very well to ours so that we can continue that momentum and get to market faster. So two leading government service providers, complementary capabilities, a complementary culture, complementary customers, and a very much strong alignment in the strategic intent of how we're going to go to market and grow our businesses.

Acceleration, again a key theme of how we actually bring those strategies together. The alignment that you'll see represented in the integration, the contract portfolios are very well aligned and we've done a great job I think to align the business portfolios and reconcile a very modest number of overlaps that were there, dialing our ability to drive scale, critical mass in key markets and we'll highlight what those areas are throughout the afternoon.

The shareholder value with the increase in cash flow and margins – margin profile and the addition of cost synergies, you'll see we can quantify the value proposition that we have in shareholder return and how we can effectively use that cash flow to enhance our ability to invest as well as the ability to return some of that to the shareholders, all in part to drive the business on a competitive basis with differentiated solutions both organically as well as through acquisition going forward.

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Science Applications International Corp. (SAIC) Investor Day	Corrected Transcript 07-Jan-2019
So a couple of highlights to frame that. SAIC together with Engility repositions in the marketplace in the top three from the government services projection you think – you see the number of public companies displayed. A much shorter list than we saw perhaps three years ago and we'd expect perhaps further consolidation. Wide range of smaller businesses off to the far right of that chart, lot of those are partners, but the fundamental aspect of having an enterprise size which we've heard us talk about in the past and we do gain some economies of scale on the size of the enterprise from a fixed cost perspective. But in this case, our ability to increase and protect our investment accounts and bid and proposal to drive our pipeline and R&D to drive repeatable capabilities is increased by 40% from SAIC standalone.

As we looked at the integration, looked at our pipelines, looked at Engility's investments to-date and where they had aligned their spend, we see a significant increase and Nazzic will highlight that we protected that investment account at that level. And that will allow us to get back in the market, enter the market together right off the bat in Q1 and continue that organic growth.

Charlie will highlight as we did in all equity deal with the adoption of some of the Engility's debt, we have substantial acquisition capacity as well and that our leverage is somewhat even unchanged even with an acquisition of this size. So we have significant flexibility on our ability to do further strategic acquisitions. When the time is right to fill potential gaps in areas again that we've talked about in the strategy. Itd be the public sector, health, additional intelligence agencies. And on the capabilities side, analytics and cyber solutions again that we think will drive further growth in the future. So we do believe we have a robust strategy the filters are sound. They've been updated and we'll highlight where Engility actually has filled substantial gaps through this one single acquisition out of a large scale.

And the diversification of the portfolio again allows us to navigate resiliency throughout this market. We're not concentrated in any one account or any one agency, and allows us then to make a decision – investment decisions within the portfolios. And now that each of the customer groups the three that Nazzic will talk about are larger than a $1 billion, we've talked about the scale and the ability for account management to develop higher quality pipelines with higher probability of wins on the competitive aspects is really part of that scale within the market segments that we serve not so much scale at the enterprise level.

So some specific things that Engility brings to bear on our strategy as well as their legacy strategy is accelerating in both market access and in capabilities. We've talked a lot about Space and Intel, so I'll highlight these here there'll be other examples, but at this point on scale within the markets we serve, our total intelligence community portfolio moves to north of $1 billion, from a concentration in the NRO somewhat derived from the Scitor acquisition three years ago. We now have again that critical mass and a multi-agency approach that allows us to establish capabilities and create channels into that community for mission solutions as well as IT modernization solutions that SAIC did not have as robust to date.

The broad range of mission services in the space community covers a lot of territory, from system architectures and constellation analysis to payload definition to launch services, to ground operations, space control, sustainment and operations, mission assurance, wide range of areas in leadership positions in space. And the combination of these two companies really puts us in a preeminent position across the intelligence community, the defense community and particularly in Air Force space; NASA on the Federal Civilian side both in mission operations as well as human space flight and exploration. And again, collectively outside of how the accounts are organized our Space business portfolio also is larger than $1 billion. And that creates substantial critical mass and it creates a huge cadre of technical talent that can be applied in different mission areas across that full lifecycle of services. We'll provide thought leadership through operations as a result of our integration of the Space assets that we have collectively as an enterprise.

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Science Applications International Corp. (SAIC) Investor Day	Corrected Transcript 07-Jan-2019
On the capabilities side so give them areas to highlight System Engineering integration fundamental to our government services profile, really across the full spectrum of the DOD, Intel, federal civilian agencies, Space again. And our SE&I portfolio, think system engineering, model-based system engineering, analytical tools and processes that help drive outcomes for our customers to help them again migrate from a current state to a future state are all integrated, aligned, and through our solutions and technology group, we can reach back into the enterprise and bring those resources together to really provide the upfront system engineering and architecture that will drive customer outcome and that we can follow through on additional services and implementation.

Training, Simulation & Analytics we highlight that. And that as we think about analytics in part and the migration as we've moved through the IT domain of IT became cyber and then cyber with big data and big data and analytics, and now here machine learning and artificial intelligence think in terms of a continuum where in fact those elements play well together. And then you have to navigate the big data in the concept of analytics and tools and models that allow you to actually drive and enable mission – our machine learning and ultimately artificial intelligence that we think will drive both IT modernization as well as drive mission capability particularly in autonomous systems.

So, there is a wide range again of capabilities that we bring to bear. And Training & Simulation is ubiquitous across each of the accounts. So whether you're increasing your four structure, modernizing an IT system, creating the NextGen capability in autonomy, Training & Simulation is critical to be cost benefit to our customers, to expand the enablement of the forces that they have to bear, and then we can bring those assets on and quickly enable our force to deliver mission capabilities under a new architecture. So we see training simulation opportunity as the key driver of the growth and Engility in SAIC's portfolio is a very complimentary across the portfolio base.

So from a shareholder value perspective, there are some elements around, again increased organic investment capacity. That 40% allows us to drive growth and our ability to drive strategic outcomes, package and manage our business not by program, but by portfolio of businesses. And that creates strength in our ability to execute, great strength in our ability to bid, smarter, better, increase our probably wins and those will drive outcomes. And in that quality of pipeline we have a strong lens on increasing margins in that same context. So, it's top line growth coupled with margin expansion are the filters that drive a much stronger baseline in our pipeline driven by again by capabilities, R&D, and adequate and robust B&P investments to drive organic growth.

The cleared personnel, again foot-stomp the workforce, drives our business. It is a critical element. We do bring obviously a lot of our suppliers to bear a lot of materials and systems that we bring together as a technology integrator. But fundamentally, our ability to have that trusted relationship with our customers particularly in a classified environment, we see is another step function opportunity for SAIC going forward combined with Engility to really drive presence in the markets. It is challenging to grow that intelligence community organically because of the compartments that exist. And so a much broader portfolio driven by an acquisition position us much better in a much wider range of offices that we can address, and then use our capability set to move that past performance and transfer that technology into those accounts.

Strategic alignment, I've touched on key areas of national importance. We feel that as we watch the market, have the strong relationships with our customers that we have a good pulse on what their priorities are. We've seen that shift over the last five years under the budget constraints and we've seen our customers reprioritize their own strategic intent, and SAIC has been able to stay aligned to that, and Engility has also stayed aligned with those same mission outcomes along the way. So very well positioned with great insights to, again, drive outcome.

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Science Applications International Corp. (SAIC) Investor Day	Corrected Transcript 07-Jan-2019
On the financial side, our increased profitability and that margin profile, again, creates flexibility, in that we can allow our organic investments to excel on the growth side without having to be overly concerned and overly constrained on watching that margin profile. So it gives us a lot more flexibility to drive outcome and having margins, that market median gives us that flexibility, and Charlie will highlight some of those elements that are both driven by operations, the blend of the two companies, as well as the net cost synergies that contribute to the profitability.

Cash flow is a fundamental part of the investor story, significant cash flow generation, combined with a disciplined capital deployment strategy creates significant opportunities. SAIC I think has delivered to-date on both the generation and the deployment, and we expect that to continue, and this creates another step function opportunity for us to be aggressive in that space and perhaps differentiate our opportunities to provide shareholder value compared to our peers.

So the 2025 alignment, the performance drivers collectively listed on the left, three substantial domains in sub- segment leadership, repeatability of our offerings for better competitiveness, and diversification really are the fundamental elements of Ingenuity 2025. It drives where we're going, it drives our investment decisions collectively, and it drives the people we hire, the partners we partner with, the customer accounts that we align with are a fundamental to these all around sustained profitable growth.

Top line, as well as margin expansion, is really what SAIC is about in the context of Ingenuity 2025. We've been true to that for two years and the Engility acquisition lines up directly with that strategy, and you'll hear again, hopefully, reinforcing points along the way. But just again to close and highlight just a few on the sustained and expanded leadership positions, the intelligence accounts I've touched on, great market access from Engility's portfolio combined with SAIC's capabilities will be combined to increase and enhance our pipeline in critical areas, again, around analytics, mission application, mission support, Engility's high performance computing, again, complements the analytical component, and then a broad play in the space market, as we navigate challenges, particularly as an SC&I and system engineering integration, the challenges that the government faces with a high demand to provide a more resilient space architecture.

Our collective global dependency on space is one that U.S., obviously, is taking strong interest in. Threats from others significant part of that profile of how we're going to address it. And so, again, we're in a very strong position to help the customers not only navigate the mission side, but even the organizational aspects that we've heard about, whether it's a Space Force, an Integrated Space Command, the challenges and opportunities of change management throughout that to bring all the right resources together. SAIC together with the Engility assets will be a market leader in thought leadership and implementation for the space architectures of the future.

Repeatability in our solutions collectively, again, in system engineering, model-based system engineering, outcome-based solutions, tools that we bring to bear along with that technical talent really drive our ability to increase our margin profile and increase our competitiveness, and we do see that the IT modernization and cloud migration, application migration, and the ability for us to enhance a cybersecurity posture is pervasive throughout the entire portfolio with an increased channel access to intelligence community that Engility provides.

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Science Applications International Corp. (SAIC) Investor Day	Corrected Transcript 07-Jan-2019
The further diversification, again, allows us to manage and have critical mass in certain domains, but also does not put us in an exposure position of overly concentrated in any one account. So it's not just about the intelligence community. The federal, civilian, and defense aspects in the Engility portfolio are very complementary. We have very modest conflicts of interest and overlap, and you'll hear that my colleagues talk about that. So we see opportunities not only in the IC, but in the Navy, in our activities on both sides, both coasts across the Navy portfolio. And now new access, new market access to accounts at SAIC had very little presence in with the FDA, public sector health agencies that Engility has been evolving and growing, as well as elements within the Department of Justice.

So we're very excited about the opportunity to bring the two companies together, feel that we're in a very strong position as we are today. We'll be in that much stronger position going forward. We start our new fiscal year in couple of weeks and we're very excited about the opportunity to bring the enterprises together, and integrate a leadership team in the market in Q1, ability to execute our integration effectively, and really drive sustained profitable growth, and contribute that and apply that to ultimately shareholder value.

So thank you and I will come back and take your questions after the rest of the presentations.

Unverified Participant

Please welcome SAIC's Chief Operating Officer, Nazzic Keene.

[Music] (00:35:26-00:35:38)

Nazzic S. Keene
Chief Operating Officer, Science Applications International Corp.

Good afternoon. So I was reflecting back on the last time we had an Investor Day here in New York, and it was actually around five years ago when we did our split from the parent company. And so it was equally as exciting for us at that time. We were energized. We were excited about our future. And I think that you will absolutely hear, if you come away with nothing else today, I hope that energy, that excitement, and that enthusiasm is contagious because we truly are very, very optimistic about the future of SAIC.

So with the heritage and foundation of our last 50 years, coupled with the agility and the freshness of these last five years that I mentioned as an independent company, as Tony mentioned, we're uniquely positioned in this market. As you heard from Tony, and you're going hear from me, SAIC remains focused on our customers' most critical priorities, and I'm going to go through those as well. Our talented employees are driven by that mission, united by that purpose in serving our customers, and are incredibly inspired by the opportunities that SAIC affords them.

As Tony mentioned, we are a leader in the technology integration market, and we aspire and are committed to exceeding expectations, not just for our shareholders, but for our customers and for our employees. Tony did an excellent job in summarizing our strategy. I hope to build on that and demonstrate some of the great impact the strategy has on our customers and the incredible impact the acquisition is going to have on our long-term strategy at SAIC.

Charlie is then going to follow and demonstrate the strong financial attributes of this acquisition, and I know you're going to hear the optimism and enthusiasm as we all talk about SAIC and our future. We're all incredibly proud of what we accomplished in our heritage over the course of the last many years, and we're really, really energized about accelerating our success going forward. And as Tony mentioned, this really is about accelerating our position in the market and accelerating our strategy.

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Science Applications International Corp. (SAIC) Investor Day	Corrected Transcript 07-Jan-2019
Since we formed our company over five years ago, we've operated in this matrix model. It has served us exceptionally well and will continue to serve us well. Now, we continue to refine the model to make sure that it best serves our customers, our employees, and drives value to our shareholders. This model also affords a very seamless and easy integration for the Engility family. This model focuses our customer-facing organizations on accounts within their portfolio. It drives customer intimacy and ensuring SAIC is always best aligned to their mission and their priorities.

The matrix also enables our talented workforce to be highly leveraged across the enterprise, ensuring we have the talent when we need it and where we need it. In addition to the full enterprise having that great access to our talent, our talent also has access to all the opportunities across SAIC. So they truly can build their career and drive their career success within SAIC.

And last, but not least, this model ensures SAIC dedicates the necessary monies, those precious dollars, talent and leadership to our technology and solutions portfolio, driving repeatability where it makes sense and maximizing the role of our strategic partners to infuse great technologies across our portfolio. Now, we have the privilege of having these four gentlemen with us today. So I'd like to introduce you to Jim Scanlon, Bob Genter, Mark Escobar, and Josh Jackson. Thank you, guys.

Now I'm going to share more on the customer groups and the Solutions & Technology Group in a few slides. Now, I know the top of mind is how we're doing on the integration planning. So I'm going to spend a few minutes on how we're approaching integration. So we began thinking and planning for integration actually during our due diligence phase, because it was absolutely critical to us to fully understand the integration risks as part of our purchase decision process.

We were convinced then, and even more so now, that this will be a very successful integration of Engility into SAIC. Because we were passionate about getting it right, at Tony and the board's request, I took on the responsibility of leading the integration planning and execution for SAIC. We've built a very strong team across both companies to facilitate and lead this effort. We took on a very transparent and disciplined approach with a focus on making the key decisions as early as we could to ensure that we had those people that were going to remain with the company as part of a long-term decision process. They had lead voice and a strong voice in the decisions we made, and that was absolutely critical for us to ensure we had leadership buy-in in our future.

Now, we were very deliberate in the selection of our key leaders across all parts of the company. We had to balance the needs and the priorities of having great talent, mitigating our risk, and of course, cost. Now we identified the cost synergies early and have already begun the execution against those actions. Again, those individuals that own the goals, own the execution. We also ensured that we drove the cost synergies across the entire portfolio, with the exception of those precious dollars that Tony mentioned to ensure that we had money to invest in our growth. That was absolutely critical.

So at this juncture, we've completed all the planning of the integration in order to ensure great success upon close, and the months beyond we're going to remain focused on a few key areas. Now we all know that change is healthy and change is very positive, but change must be managed. So we have a very disciplined approach to change management and we'll keep that focus in the months to come. We're launching an integrated communications plan and campaign upon close. In addition to building on the communications to all of you in this room, our investors, we have a personalized campaign to each and every Engility employee joining SAIC, and we also have a very highly engaged communication plan to our customers.

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Science Applications International Corp. (SAIC) Investor Day	Corrected Transcript 07-Jan-2019
The back office, facilitated by our IT solutions, is a key element of our ability to support the newly combined companies, as well as, of course, to drive synergies. The good news is that much of the infrastructure, process, and systems are very similar between the two companies, but there's always integration has to take place to make sure that we're efficient and effective in our delivery of those systems. We have a very detailed IT roadmap that we will begin executing upon day one.

And last, but not least, we're really excited about the market opportunities that Tony mentioned that come to SAIC as a result of this acquisition. Immediately upon close, we'll begin working towards driving the revenue opportunities across the portfolio. Our teams are poised and ready to begin working on this on day one. So although it's difficult to show on a slide how much work has actually been done this last few months, I can tell you with great certainty the planning is done, the execution plans developed, and the leadership is in place. We've conducted operational readiness reviews and the combined team is ready to operate. We will be one SAIC immediately upon close.

As I've mentioned, cost synergies is an important part of this transaction. Not the only part, but an important part. We've identified every dollar synergy target and we have a leader responsible for each one of these dollars of savings. Again, we had a very disciplined approach to getting here and we have a very disciplined approach to measuring our progress in this area, as I'm very, very confident we'll be successful. We all know what gets measured gets done.

As noted on the slide, 60% of the synergies are coming from back office and corporate functions, with the remaining coming from areas like IT and real estate consolidations. We're accomplishing this synergy target while protecting those precious dollars that will facilitate our growth and ensure we can attract, hire, and retain the talent needed to be successful. We will have 40% of additional investments to drive growth in our business. And as we noted in the initial deal announcement, we will realize $150 million of growth synergies by the end of year two, with half of that in the first year.

The great news, and the really strong proof point for year one synergies, is that when we close this transaction, we will have already executed the necessary actions to drive 85% of those first year savings. The remainder will come with real estate and IT consolidations over the months to follow. Again, having been very intimately involved in this work stream, I'm very confident in our ability to drive the synergies we've outlined through strong leadership and a disciplined approach to cost management.

So, hopefully, you have a better appreciation of the work we've done to-date in ensuring a strong and successful integration, as well as the confidence in our ability to hit the synergy targets on day one. Now let's talk about the really fun and strategic value of this acquisition to SAIC, our ability to better serve the customers we have today, as well as the very real opportunity to expand our customer base.

The addition of the Engility portfolio add size, for sure, but scale for scale's sake doesn't mean much for SAIC in this market. The real strategic value comes in the fact by marrying the SAIC and the Engility portfolios, we have three customer-facing organizations that are of significant size and scale in and of themselves, as Tony mentioned, well over $1 billion each. This allows for greater portfolio balance and diversification, the key element of our strategy. We also have access to greater talent and greater capacity in the services and solutions we deliver.

Combined, we gain additional strategic and key accounts, greater backlog with large scale contracts, exceptional past performance, and incremental investment dollars to drive our growth. For those of you that know some of these contracts noted above, you can see the demonstration of exactly the sizable strategic contracts in key mission areas. I'm going to provide a bit more color on a few of these in a slide or two. This is the real value of the transaction and what we're most excited about.

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Science Applications International Corp. (SAIC) Investor Day	Corrected Transcript 07-Jan-2019
Tony touched briefly on the market dynamics and you all in this room know the challenges we face as a nation and, of course, the priorities that our customers have to infuse into their missions. I want to spend just a couple of minutes talking about a few thematic areas that inform our strategy and give us great confidence as a combined company that our strategy will continue to deliver value and drive success. IT modernization continues to be a key priority across all of government, as all the organizations work through their aging infrastructure and the need to drive efficiency across their technology platforms.

Cybersecurity is a critical national priority. You can't pick up a paper or read a newscast without hearing the critical importance of cyber. And as Tony mentioned, it's cyber and everything, cyber in IT systems, the platforms, to C4ISR. Of course, the space domain is really an area that excites us about this integration and an acquisition, as it really will position us in a very, very critical part of the government's priorities right now. And so this is an area where we believe will see additional funding and additional spend, and we're exceptionally well-positioned as the market leader here.

The need to translate data and information, and ultimately drive decisions, is a key success in almost all missions, from intelligence gathering to supporting the war fighter, to supporting citizen-based services, all of our customers are looking for better ways to leverage data analytics. And as Tony mentioned, this includes machine learning and AI.

And as the DoD has outlined in their priorities, training and readiness are absolutely fundamental to us as a nation. We have to be prepared for whatever comes our way. So, we at SAIC understand and support all these key priorities of our nation. We bring the technology-based solutions and couple them with our deep domain expertise, with the Engility portfolio we even now have greater capacity and capability to impact our customers in these key areas.

I'm going to spend just a few minutes giving you some color on the customer groups and the Solutions & Technology Group. These are the frontlines of our strategy execution driving growth. All these organizations are positively impacted in one way or another by the acquisition of Engility. Our Defense Systems group is our largest portfolio, with significant presence in the Army, the Navy, the Marine Corps, and the Defense Logistics Agency.
Our work in this portfolio has been heavy in the mission area, engineering, and the support arena, and then, of course, with the logistics and supply chain business in the DLA.

The acquisition of Engility strengthens an already strong portfolio in a few key areas. The combined strength, as Tony mentioned, in the high performance computing arena is considerably larger with the two organization and provides a great foundation in which we will build upon. We have a much stronger position together in the areas of live, virtual, and constructive training across the Army and the Navy, and this has been a strategic priority for SAIC and Engility only accelerates our position here. Then Engility's position on the IAC-MAC gives us great access across the DoD with this expansive IDIQ vehicle.

Now I'm going to do a quick case study on each one of the groups here. And so, I could have chosen from so many within this portfolio to give you a sense of what we do and the relevance, but I've chosen one that got so much attention over the course of the last couple years, and it's a great testament to SAIC's value of the Army. As the Army elected to break up some of the legacy AMCOM work, SAIC was successful in protecting the most critical parts of that portfolio. Our win of what is now the virtual systems engineering contract under the GSA OASIS vehicle allowed us to continue to provide mission critical work in support of the Systems, Simulation, Software, and Integration Directorate. This program provides great strategic value in the SAIC strategy to expand and grow in the training and readiness area, as those are so critical, as you heard, to our customers' missions.

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Science Applications International Corp. (SAIC) Investor Day	Corrected Transcript 07-Jan-2019
With this great past performance and capabilities, we're confident we can leverage this program to expand our presence across SAIC. Now, this also provides greater revenue predictability, de-risking what was a significant portfolio re-compete about a year ago with this AMCOM EXPRESS acquisition that so many of you follow. Our strength in winning our re-competes was evident here and continues to be a great strength of SAIC. We're very proud of the work we do for this program and this customer, and we're excited about building on this across the enterprise.

Now, civilian markets is a broad group of customers from federal civilian departments to quasi-governmental agencies, to state and local customers. We even have a few commercial customers that came to us as part of the spin. This group has had double-digit CAGR since the spin and has tangible upside as no customer is saturated. Although, as you can see, we hold a strong and lead position in several of our key strategic accounts. Several of the customers' largest spenders are virtually whitespace for us; namely health, DHS, and energy.

SAIC has traditionally been more heavy on the IT side of the house in the civilian agencies, thereby positioning us as a market leader in the IT domain. Our recent win with the USDA in support of their IT modernization initiative has put us in a strong position to support this critical priority across all of the federal marketplace.

Now the addition of Engility to this portfolio has a great impact in our position with the FAA, the DOJ, and in support of our strategic priority to expand our health presence. We've also been focused the last couple of years in selling SAIC's mission focused capabilities and growing rapidly on the back of mega contracts like the FAA/CTC and NASA OMES. This initiative has large upside to-date, as we've only selectively won these two programs. So we have expansion opportunities in DHS and DOE as logical next steps and will absolutely drive additional revenue opportunities.

So as we speak about the civilian markets and expanding into more the mission area, I wanted to highlight this particular program. It's a great example of exactly that. SAIC has had a strong presence in NASA spanning decades, as we've been critical to their IT infrastructure and support all across their IT domains. With the acquisition of Scitor a few years ago, we looked for the opportunity to expand our mission focus in NASA and leverage the Scitor capabilities to do exactly that.

This program is a great proof point of our success in driving revenue synergies across the enterprise. It is also a great example that points to our ability to leverage capabilities that exist in one portfolio to the broader customer base. This is the power of our matrix. This is also a great past performance in the space domain, on which coupled with Engility, we will continue to drive market leadership in supporting all the space-related missions across civilian, DoD, and the intel community.

The other example I want to pull from this group is the work we've done for the department – or we do for the Department of State, our Vanguard program. This is a very large, all-encompassing IT contract that serves as a great example of IT type of work that SAIC does so well and will be leveraged across the Engility customer base. SAIC's ability to manage this multibillion contract in a fixed price capacity, as well as a T&M program, is a testament to our ability to support the customer in a model that works best for them, remaining agile, yet very disciplined.

SAIC has also proven great success in bringing innovation and technological solutions to the department over the years with both SAIC solutions, as well as our model that Tony touched on, of leveraging our commercial technology providers. This is critical over the course of a multi-year contract, as you have to drive modernization, while supporting operations and maintenance. I'm confident this broad scope is one where our past performance and successful support of the State Department will be a model for other customers. This is also an example of one contract where scale does matter. SAIC is one of the few companies that can pursue these multibillion dollar fixed price contracts.

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Science Applications International Corp. (SAIC) Investor Day	Corrected Transcript 07-Jan-2019
The last customer group to cover briefly is the one most positively impacted by our acquisition of Engility. We've more than doubled our presence in support of our National Security portfolio. Again, not that size is the driver, but as you can see from the slide, it actually accelerates our position and is critically important part of the federal government. We will be a market leader serving the NRO. Both companies had a great position independently, but together we can make it even more profound difference in serving this customer.

We significantly strengthened our position in the CIA, NSA, and NGA. These are all accounts that SAIC was pursuing organically, but gaining the position through the acquisition absolutely accelerates our ability to serve these agencies. And last, but not least, the two companies each had a strong position serving the space mission, but together we are much stronger.

Our deep domain expertise in space, coupled with a strong engineering, integration, and operational support, are strategically very valuable to our customers in the space area across civilian, DoD, and again, the intel markets. Together, we will be a market leader in this area of critical importance to our nation. As I mentioned, we know this is going to be an area where the government continues to invest as we continue to drive a leadership position that the U.S. requires.

SAIC is also going to make investments in the space area. We have to do that. We have to bring our strength, our best-in-class technologies, our talent in this area, and we're committed to doing that to support our customers. So this particular area, the combination of SAIC and Engility, serving the space market is truly a differentiator in our industry.

Now, the last key line organization in our matrix operating model is our Solutions & Technology Group, or the STG. This is where our solutions and our three market segments come together to support our programs in either EIMS, ITS, or in PILRS. This organization is critically important to executing key elements of our strategy and the development of our repeatable solutions, bringing in the key architects in our complex solution-oriented bids, and continuously looking for ways to be more effective and more efficient in delivering services and solutions.

Our focus on driving technology and innovation, both organic to our enterprise or with strategic partners, coupled with a focus on knowledge management and deep understanding of the various business models, comes together in this organization and forms the foundation. Now, the ability to bring these disciplines together to serve the entire customer portfolio is what differentiates SAIC in this market and ensures that we bring the best of the best to solve our customers' most important missions, while creating great opportunities for our talented staff and ultimately driving profitable growth.

Now, this slide gives a bit more color on the STG organization and the key areas of focus. As I noted, this organization is home to our repeatable solutions, where we bring the innovation and mission knowledge together to support our customers. Consistent with the priorities of the customers, the key solution areas where we are driving our investment include IT modernization, software development, engineering and integration, and our solutions in training, readiness, and mission support. Crossing all these solution areas are the disciplines and solutions associated with cybersecurity and analytics. Investments in these areas come in the form of IR&D and in talent and thought leadership.

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Science Applications International Corp. (SAIC) Investor Day	Corrected Transcript 07-Jan-2019
The other area of critical importance to SAIC and to our customers is our ability to bring the best of commercial technology to our customers through these solutions. This team is our conduit to those partners. A couple of examples where we do exactly this include embedding their technology in our solutions, as we've done with companies like VMware or Splunk, or being channel for these partners to deliver their solutions, while leveraging SAIC's mission knowledge and integration expertise, like we've done with AWS.

The acquisition of Engility also brings additional strength to two of our market segments. First, in our EIMS market segment their solutions and model-based systems engineering complement the investments we've also been making in this key area. They also have great capabilities in the training arena, in particular the live training, that will be a great addition to the investments we've been making in this important growth area for SAIC.

In our IT market segment, they strengthen our solutions in cloud integration and migration with their solutions, and in particular serving the intel community. And last, but not least, their depth, tools and solutions, and advanced analytics, strengthen our already strong position here, as they have great capability serving the intel community with these solutions. So, with the addition of these capabilities to the already robust approach that SAIC has been taking in repeatable solution development and deployment, we are confident we can leverage this portfolio across the entire enterprise to sell and deliver more to our customers.

Now, our Solutions & Technology Group is home to our great talent and the repeatable technology-based solutions we bring to serve our customers. Much as we discussed, the importance of scale and the customer groups, there is a parallel in this organization. Scale here translates to the capacity and capability of our talent, where we have thousands of talented people with very critical skills. We have the capability and capacity to leverage the great work done on one program to serve a customer through another program. So with the addition of Engility's 8,000 technologists to the SAIC family, we are clearly better and stronger together. Our model that allows us to create this intersection of great talent with our solutions has been a catalyst for our success at SAIC and will continue to be so in the months and years to come.

So speaking of growth, I know you all want to hear how we plan on maximizing our growth potential with this acquisition, so I'm going to touch on that. First on day one, as you can see on the slide, we are in a really, really great position, with a pro forma backlog of over $14 billion and submitted proposals awaiting award of about $20 billion, we're off to a great start on day one. When you couple that with the fact that next year is a rather light re- compete year for the combined companies and we're increasing our BD and sales investments by approximately 40%, we're well-positioned to quickly drive additional pipeline opportunities, fueling our growth for the next few years. And the last area of immediate impact and strength is the addition of 6,000 cleared personnel, which is a precious commodity in our in our industry and one that we build on and grow.

So since we're starting on day one with such a great base and a great starting position, we've got some work to do and we've got some great opportunities to drive incremental growth. These will come in a couple of forms as we think about revenue synergies. They're going to come in the form of increasing our probability of win and accounts for both companies have a very strong position, leveraging our stronger capabilities, our past performance is going to drive greater success in driving new opportunities into the pipeline.

We also have significant cross-sell capabilities with a combination of portfolios of solutions. One key example that I touched on is selling the SAIC IT capabilities to include our position and strengthen the market in IT monetization to the intel community. With the combined portfolios, we're going have broader account access by leveraging the power of the enterprise coupled with a great access to IDIQ vehicles we will provide for greater pipeline expansion opportunity.

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Science Applications International Corp. (SAIC) Investor Day	Corrected Transcript 07-Jan-2019
And last, but not least, the combination of our two companies, coupled with the cost synergies, give us a very strong and competitive cost profile. We can provide world class solutions to our customers at a great value. So we're ready to go, our planning is done, and we're ready to execute on this next phase of driving revenue synergies on day one.

So as I close out my portion of the briefing, I want to put up a slide that just highlights, again, as Tony mentioned, what we're so excited about. It's a familiar slide, it's part of our strategy, but it absolutely links the acquisition of Engility, our future strategy, to ensuring that we focus on these tenets and drive success.

So if we think about sub-segment leadership, with this acquisition, SAIC will be a market leader in all three customer sets that we serve, in all three market segments in which we do business. As we continue to strengthen our position in the development, sales, and deployment of repeatable solutions, this acquisition gives us some new capabilities in some places and expands our capabilities in others. Our ability to support our customers' missions with great solutions only strengthens our position in this market. And last, but not least, this acquisition absolutely strengthens our strategy to better balance and diversify our portfolio.

As you saw earlier, our portfolio, as demonstrated by our customer groups, are each well – greater than each well above $1 billion. This affords us great opportunity and great access to the federal budget, but also provides us the stability that comes with diversification. So having been part of SAIC's success over these past five years, I'm so proud of what we've been able to do in the execution of our organic strategy. So as I look at the impact of this acquisition on SAIC's portfolio, this is a true acceleration, as Tony mentioned, of our strategy and it will absolutely make SAIC a better and stronger company, well-positioned for great success in the months and years to come.

So I want to thank you all very much, and wish you a Happy New Year.

Unverified Participant

Please welcome Engility's Chief Executive Officer, Lynn Dugle.

[Music] (01:04:09-01:04:16)

Lynn A. Dugle
Chairman, President & Chief Executive Officer, Engility Corporation

Thanks, Nazzic, and thank you, Tony, for giving me – I'm just going to take three or four minutes – to talk about the SAIC/Engility deal from the perspective of the Engility board room as we came in to 2018. And it's interesting, because a year ago we would not have anticipated doing a transaction within the year. The bottom line was that we were making good progress as a standalone company. And we felt confident that the fundamental work that we had done in the back half of 2016 and 2017 had us well-positioned to stabilize the revenues in 2018 and grow at market rates as we entered 2019. And frankly, I was doubtful that any other company would share the confidence that we had and that they would believe as strongly as we did on how important technology as the undergirding of next generation service delivery, how important that that would be. And I was worried that the momentum that had been created might not be maintained.

So, what was that momentum? In 2017, at Engility we absolutely restructured the entire business. We went from seven groups to three. We established a new leadership team. My direct reports were over 80% new individuals with new skills and talents. We had repositioned the Engility company away from price-based, or LPTA, competition to really targeting work that had a much higher technical and engineering contact and had this underpinning of tools and methodologies and products.

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Science Applications International Corp. (SAIC) Investor Day	Corrected Transcript 07-Jan-2019
We saw ourselves as a new company with new possibilities. As we came in to 2018, we had completely redesigned the IT infrastructure, the human resource system, the way we exploited our IDIQ portfolio, and most important, we completely overhauled capture and business development. We were much more deliberate, right, in using our own data and analyzing that to know where we won, why we won, when we won, and really using leading edge metrics and analytics to predict a robust growth plan going forward.

We had instilled a culture of growth across the company. Each one of our PMs fundamentally understood that they not only had to deliver service, right; they had to grow their business. We trained them, we measured them, and we rewarded them when they delivered. So as we enter January of 2018, we began to see the data, the facts, the results that said that that strategy in remaking of the company was gaining real traction. So third quarter of 2018, we set a company record in book-to-bill 2.4, we went out of Q4 at 1.2. And so we saw that not only were kind of [ph] legging (01:08:07) indicators on what we were actually winning and booking, but we also saw that our pipeline grew at 20%.

Our win rates across the company had doubled and our backlog year-over-year had grown by 20%. But probably the most intriguing thing is when we actually unpacked the data, we saw that the proposals that we were submitting were much more highly competitive and were winning at much higher rates when we offered the new tools, methodologies, and products that we had invested in.

So today, in 2019, where are we? We have a trailing 12-month book-to-bill of 1.4, and that is relative to 2017 TTM of just 1.0. So real progress in just 12 months. We have an intel business that has 15 consecutive quarters – quarters, not months – 15 consecutive quarters of revenue growth and 100% win rate on re-competes. We have a space business that has similar revenue growth and is now going to benefit from the highest budgets that we've ever seen in our country's history. But maybe most important, or pertinent, to this audience, we have a defense business that is performing. They have pivoted completely away from LPTA. They have narrowed the focus, deepened the relationship, and they have pursued and won larger contracts. So when we compare quarter-over- quarter – year-over-year for Q4, we see that our defense business is now growing as well.

So as we join SAIC, we have a clear line of sight in how we can contribute to their growth model. And we clearly, as that combined company, are not just bigger. We're stronger. Why? Because we share that common vision. We have a mutual passion for technology integration and the importance of embedding that in service delivery offerings. We agree on the areas that are most important to invest, to create those next-generation service capabilities. And probably the biggest and most rewarding piece of this story is the operational overlap or the compatibility on the way each company is managed today, and therefore how easily that can integrate and align going forward.

I've talked to many of you in this room and you know that I have been personally a part, I think, [indiscernible] (01:11:03) 17, 18 different acquisitions, divestitures, mergers. And I can tell you that this is the cleanest process that I've ever been a part of. There have been so many elements that have been managed well, just a compliment to Tony and to Nazzic and the whole SAIC team. The Engility group was embedded at day one. We had a voice at the table. We are literally merging best practices. Leadership is in place and we have that momentum. And I can assure you that SAIC is going to be in the market in day one. They will not be focusing internally on integration. That work is complete.

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Science Applications International Corp. (SAIC) Investor Day	Corrected Transcript 07-Jan-2019
So from our shareholders' perspective, we are quite excited about being a 28% shareholder in SAIC, because we have great confidence that you will continue your reign of success. We'll bring premier space, intel assets, and a growing defense business. And we're going to benefit both as a shareholder and a customer base on that IT offering, that larger customer footprint, and that brand recognition that is so important to clients and prospective employees.

So with that, I'll say thank you and congratulations, Tony and Nazzic. We are very, very confident of your success going forward.

Unverified Participant

Please welcome SAIC's Chief Financial Officer, Charles Mathis.

[Music] (01:12:48-01:12:57)

Charles Alexander Mathis
Chief Financial Officer & Executive Vice President, Science Applications International Corp.

Good afternoon. With the approximately $2 billion of revenue that Engility brings, we've become one of the largest pure play government providers with significant margin expansion and strong free cash flow. We have a history of balanced and disciplined capital deployment. And over the past five years we paid out approximately $300 million in dividends, we've repurchased over $500 million of shares, and we purchased for $500 million Scitor to round out the capital deployment strategy.

We have been disciplined and our acquisition strategy and valuations. We have structured the Engility acquisition as an all-equity deal when our stock and multiples were at an all-time highs, using a fixed exchange rate and on a relative contribution basis. We are currently paying around 10 times net of tax assets for Engility and around 8 times when you factor in the cost synergies, which is at a significant discount to comps in the market. We will remain disciplined and balanced in the future to create shareholder value.

This is the three-year pro forma outlook. On the left side, you see listed are long-term financial objectives, which have been consistent over the last five years. These are also objectives that we have been able to achieve on average and over time. On the right side, you see how we expect to perform against these long-term objectives.

Revenue is expected to grow at approximately 3%. This is supported by our growth over the last two years and Engility's strong momentum, as highlighted by their strong book-to-bill and other elements that Lynn has pointed out. The adjusted EBITDA margins will increase to 9%. This is up 170 basis points from the 7.3% standalone SAIC margins. This is through a combination of the $75 million of cost synergies, the blending of Engility's higher margins, as well as the continuing focus on repeatable solutions, more firm fixed price contracts, as well as internal value added labor [ph] contact (01:15:34) growing as well. Free cash flow, free cash flow is expected to reach $500 million in fiscal year 2022 after clearing the full run rate synergies and cost to achieve. And finally, our balance sheet gets even stronger. The mandatory debt takes us to 2.7% in year three, within an optimal capital range.

This graph here depicts a significant financial profile. Revenue is expected to increase 56% from a standalone basis. This also assumes an approximate 3% pro forma growth that I mentioned earlier. As you heard, we believe we are aligned to the government priories and space, cyber, intel, training, and IT modernization. We believe revenue synergies in two years out we'll be able to be achieved and is reflected in these numbers.

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Science Applications International Corp. (SAIC) Investor Day	Corrected Transcript 07-Jan-2019
Adjusted EBITDA margins increase 170 basis points, as I mentioned, primarily due to the $75 million of cost synergies, as well as blending up on the Engility higher margins. And free cash flow expected to increase 100% after achieving the cost synergies, but also due to the acceleration of the tax assets that we're purchasing and less interest expense, and the two companies are also leading cash flow conversion generators in the business. What this doesn't include are balance sheet synergies that would be related to improvements in DSOs and other cash managements that we believe are possible, but we have not included these here.

Let me just talk a little bit about the cost synergies and relate a little bit to what Nazzic had mentioned. As you can see in year one, we have modeled obtaining $75 million of gross synergies, $38 million of net synergies, and the cost to achieve, at the bottom there, is $38 million. So 85% of the $38 million, or $32 million, of the total impact happens on day one mostly related to redundancies and recognized over the full year. The remaining 15% will be achieved relatively soon after the close for the first year. So we will achieve the $75 million of net synergies by year three, we are very confident.

The cash impact from this, that I'll be talking more about, is easy to see, as the net cost synergies is offset by the cost to achieve. Zero free cash flow impact in year one, $37 million increase in year two, and $75 million free cash flow impact increase in year three. The impact on the financial profile from this cost synergies or financial profile on our cash is significant.

On this slide, we are presenting our initial fiscal year 2020, that's our next year beginning in February, pro forma financial outlook. As I mentioned earlier, we've always tried to get investors to focus on our long-term financial objectives. We have not given previously the point ranges estimate shown below. However due to the size of the acquisition, we thought it was important to do so and baseline the expectations. However, we plan to resume our customary practice going forward and not update the revenue and margin ranges while sticking to the long-term financial objectives.

Having said that, our revenue expectation is between $6.45 billion and $6.65 billion which reflects low single-digit pro forma revenue growth. This revenue outlook depicts about $100 million of dis-synergies related to the lower revenue on the cost plus contracts, elimination of prime sub-contracts and certain OCI issues. Our adjusted EBITDA is expected to be in the 8.1% to 8.4% range excluding integration cost. This is an increase on a standalone basis due to the higher blend of the Engility margins and the $38 million of year one cost synergies.

Our free cash flow is expected to meet or exceed $400 million which is a $150 million increase from our standalone basis and includes a $40 million incremental benefit on pro forma due to the lower interest expenses and the accelerated use of the tax assets. Our debt to adjusted EBITDA leverage is expected to be 3.5 times by year-end just from mandatory debt payments alone, which are only $22 million in year one.

I've included here some other items to help with financial modeling; 20% to 25% effective tax rate, 17 million shares to be issued to get to approximately $60 million, debt of $1.9 billion at a 4.5% blended rate, CapEx of $35 million and the net present value of the tax assets of $250 million.

One other item to note; we will be reporting non-GAAP or cash EPS going forward and this excludes the amortization of intangibles and the integration cost. We are currently estimating to have about $650 million of intangibles related that will amortize over 11 years and we're currently amortizing about $20 million per year related to Scitor.

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Science Applications International Corp. (SAIC) Investor Day	Corrected Transcript 07-Jan-2019
This is a slide on our capital structure. We expect to maintain cash balance of $200 million. We will have our revolving credit facility of $400 million. So we'll have ample liquidity. The table to the right depicts our debt maturity profile. You can see we have modest mandatory debt payments over the next four years, especially compared to the $400 million to 500 million of free cash flow that we will be generating. You can also see at the bottom there the favorable pricing on our term loan Bs at LIBOR plus 175 and the term loan As at LIBOR plus 150 and a blended borrowing rate of 4.5% which is attractive to this transaction.

This is the bridge to our $400 million of free cash flow next year that I spoke about. We go from the $250 million standalone SAIC to $400 million in year one. Engility's contribution estimated $110 million, and as you see the cost synergies and the cost to achieve are offsetting each other, so there's no contribution to our free cash flow next year. And then, you have the $40 million of incremental value related to the tax assets and the lower net interest expense.

So I've talked a lot about generating free cash flow, and next is what are we going to do with the free cash flow. I spoke about the mandatory debt payments, the $22 million. The dividend policy we will be maintaining which will require $76 million and that leaves over $300 million on average of cash available for additional value creation above the obligatory commitments that I highlighted here.

It is what I would say a high class problem to have, having this much cash, which turns to our financial policy which will remain consistent post close and we will remain disciplined and use a balanced approach. We will maintain our quarterly cash dividend and we will make the mandatory debt payments. We do not discuss when or how much share repurchases we expect to do. We do disclose this quarterly, but I will remind everyone that we do have a share purchase authorization in place that allows us to begin repurchasing on day-one should we and our board so choose to do so.

So SAIC is well-positioned for sustained profitable growth and value creation. Together, we are financially stronger. We have an enhanced margin profile, 100 basis points in year one, 170 basis points by year three. Our free cash flow is expected to double by year three. In addition, we will achieve double-digit non-GAAP EPS and free cash flow accretion. Let me expand on this just a bit.

So based on the 2020 pro forma numbers I just went over, we expect cash EPS accretion of slightly over 10% in year one and between 15% and 20% in year two. Our free cash flow per share accretion is expected to be 10% to 15% accretive in year one and over 20% in year two. And finally, we will remain balanced and disciplined in our capital deployment strategy. We're generating a vast amount of cash going forward and we will invest this prudently and wisely going forward to create shareholder value. We are excited about the opportunity that the acquisition brings to us and we look forward to implementing these plans and executing going forward. Thank you.

Tom Eldridge
Senior VP-Strategic Development & Communications, Science Applications International Corp.

Once again, please welcome Tony Moraco.

Anthony J. Moraco
Chief Executive Officer & Director, Science Applications International Corp.

Those are the set of our prepared remarks. Thank you, Nazzic, Lynn, Charlie. Hopefully we tried to portray the excitement, the opportunity of SAIC and Engility combining in this marketplace. We try to provide tangible examples of how the strategy is being executed, how the Engility portfolio complements that strategy and hopefully project confidence to you on how we feel that we can in fact continue to be a market leader in the government services domain.

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Science Applications International Corp. (SAIC) Investor Day	Corrected Transcript 07-Jan-2019
So let me just remind all before we take your questions that SAIC believe as we'd just hopefully portrayed is very much repositioned, stronger together, two strong enterprises operating in a compatible way, bringing those assets together, combine I think with the very effective integration planning. So I'm very proud of what both teams have done. The leadership has come together, been working closely together for the 60 to 90 days, and as Nazzic and Lynn portrayed, we are prepared to be in the market day one, executing effectively on the programs we have, aligning the leadership to the metrics and ensuring that our bid profiles are attractive and opportunistic to address the current market environment. We'll continue on our technology integration strategy as a provider for broad technical services and solutions leveraged by our alliance partners across the [ph] diverse (01:28:45) broad base and our position to capitalize on the existing market condition that we still think is very stable. It's very strong, addressable at scale that will allow us to actually drive that sustained profitable growth.

The additional market access and the addition of the talent that we highlighted again provide assurance that we have the assets necessary, contract vehicles, past performance and the people to deliver the execution responsibilities that we have and we've highlighted the increased investment capacity that we have organically that will drive the ability to improve our pipeline, improve our solutioning that drives fixed price outcomes which also will enhance our overall margin improvement and ensure that we are in fact leading the markets that we intend to serve.

We highlighted some of those markets that are directly aligned with national interests. The current portfolio, and as you know this business is driven by past performance. We have excellent past performance results. We apply that in all of our bids going forward and we believe have very competitive win rates within this marketplace and expect that to be further enhanced with the acquisition and the integration of the two enterprises.

Charlie highlighted the fundamentals on the financial side. So as we look to have a clear destination for our employee base, serve our customers with huge mission impact, those will generate financial fundamentals that will facilitate our ability to actually create shareholder value through significant margin improvement, organic growth supported by acquisitive growth as necessary, drive the margins to cash generation that'll allow us to do capital deployment on disciplined basis that will fundamentally increase value for all of our shareholders.

So with that, I'll close with again thank you for joining us this afternoon both here in New York as well as on the webcast. We're ready to take your questions. Let Shane kind of do some closing remarks. We're very excited about the opportunity to be in the market. In fact, it's been a long run to get here. Now the team is working extremely hard and we're very proud of what we've done and very proud and really excited to be in the marketplace as we kick off our new fiscal year here in a couple of weeks. Once we resolve our customers' kind of challenges, we will continue to navigate that effectively. We'll provide some insights to how that may play out, but again a very modest impact on some short-term challenges, but we're very much close to that proximity.

Our customers are still very motivated. They're driving mission as our employees. So just to provide some context and confidence in that. Mission priorities are being maintained. SAIC and Engility are integral to that process and we expect to navigate the short-term hurdles as we go forward. But the future is very bright. We've got substantial investment resources and we believe that we can outpace our peers and establish a premium to our peers as far as the value proposition for our shareholders, our customers, and ultimately our employees as well.

So with that, I'll turn it over to Shane.

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Science Applications International Corp. (SAIC) Investor Day	Corrected Transcript 07-Jan-2019
Tom Eldridge
Senior VP-Strategic Development & Communications, Science Applications International Corp.

Once again, please welcome Shane Canestra.

Shane P. Canestra
Director-Investor Relations, Science Applications International Corp.

This concludes the prepared remarks portion of today's presentation. As I ask all the presenters today to make their way back to the stage, we would like to begin the question-and-answer portion of today's agenda. If you have a question, please raise your hand and one of the ladies will bring a microphone to you. We ask that you limit yourself to one question and a follow-up. If you have further questions, please raise your hand again after others have had an opportunity. Lift these up a little bit. Yeah. If you have a question, please raise your hand.

QUESTION AND ANSWER SECTION

Joseph William DeNardi Analyst, Stifel, Nicolaus & Co., Inc.	Q

Thanks. Joe DeNardi, Stifel over here on your left. The question for Charlie or Tony. I think the combined revenue of the two standalones is $6.5 billion roughly that's kind of what you guys are guiding to roughly for next year, you talked about how you'll be ready to go on day one. So is there anything kind of holding back, I guess, more growth that it takes time for the revenue synergies to show up. Are there any contracts that you want to call out? I don't know if Charlie talked about the dis-synergies a little bit, but just anything we should keep in mind kind of moderating growth next year?

Anthony J. Moraco Chief Executive Officer & Director, Science Applications International Corp.	A

I think we're just trying to take a practical approach of where we sit today that I think our near-term opportunities on the revenue side is to take advantage of expand opportunities through our IDIQs in the form of the task orders. So I think there's a modest opportunity to move forward. The revenue synergies that move the needle, if you will, from a percent basis, that really on a 12-months to 24-months sales cycle will be supported by the bids that will start in Q1 as a joint enterprise, but will take time for those to mature to work their way through the sales cycle. So I think we're just trying to be sensitive to that timetable, obviously try and accelerate it where we can. We're still prime on 90% of our portfolio, about 85% of that is driven through our IDIQ contract vehicles. So we really think we can exploit the task orders in the near-term but just trying to take a practical approach of what we see in FY 2020, upcoming year and then beyond that, but we do think that's a sustainable low single-digit growth opportunity based on that pipeline.

Joseph William DeNardi Analyst, Stifel, Nicolaus & Co., Inc.	Q

Okay. And the Charlie, just on the shutdown headwind, can you just kind of frame or quantify with that could look like if it continues through the end of the month and then would it be your expectation that whatever you lose gets made up the next quarter? Thank you.

Charles Alexander Mathis Chief Financial Officer & Executive Vice President, Science Applications International Corp.	A

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Science Applications International Corp. (SAIC) Investor Day	Corrected Transcript 07-Jan-2019
Yeah. So, it's a good point. So the first two weeks, revenue-wise we've been impacted about $10 million a week. So going forward if it continues, that number could increase, but $10 a week for revenue first two weeks. On the cash flow side, we've had more of an impact. Currently two of the larger departments are closed as far as payment goes. So we're behind about $40 million to $50 million in cash payments that we would expect, and you know as our year-end closes at the 1st of February. If we get through this quickly, they can catch up on the cash side and the revenue we think we can catch up there as well, but that would need to happen within the next week or so in order for us to hit our year-in date from a cash standpoint.

Nazzic S. Keene Chief Operating Officer, Science Applications International Corp.	A

The other area of the impact that we're monitoring very closely is the impact to awards and submittals as well, as you would expect. Some of those organizations are kind of shutdown, closed down and so things are getting pushed out a little bit.

Tom Eldridge Senior VP-Strategic Development & Communications, Science Applications International Corp.	A

I'm sorry. Over here.

Tobey Sommer Analyst, SunTrust Robinson Humphrey, Inc.	Q

Tobey Sommer with SunTrust. Are there any elements from the strong cash flow that [indiscernible] (01:36:17) for the next three years that are transitory and not ongoing contributors as we look out into years kind of four, five, six, anything that dissipates as a contributor to cash flow?

Charles Alexander Mathis Chief Financial Officer & Executive Vice President, Science Applications International Corp.	A

No, it's not. It's really the three components. One, Engility has a higher EBITDA margin, and are you asking about the cash flow or margins I'm sorry.

Tobey Sommer Analyst, SunTrust Robinson Humphrey, Inc.	Q

Cash flow.

Charles Alexander Mathis Chief Financial Officer & Executive Vice President, Science Applications International Corp.	A

Only cash flow. No, the cash flow $500 million where we hit in year three and we would expect that to increase as the profitability increases going forward. So there is nothing one-time that dissipates after that so it continues.

Tobey Sommer Analyst, SunTrust Robinson Humphrey, Inc.	Q

And from one of the slides up there, you had a tax rate of 20% to 25% why such a wide range there?

Charles Alexander Mathis Chief Financial Officer & Executive Vice President, Science Applications International Corp.	A

We've actually – currently year-to-date we're under that. We're around – less than that. Part of that is what the acquisition cost is going to do to our tax rate next year. That's one of the variables there. We've got about $120 million of acquisition cost due at closing. There's some very complicated tax rules that go around whether those are deductible or not that we have to get studies on to make determinations what the tax rate is. So I think that's probably the biggest driver and why we made the range as wide as we did there.

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Science Applications International Corp. (SAIC) Investor Day	Corrected Transcript 07-Jan-2019
Anthony J. Moraco Chief Executive Officer & Director, Science Applications International Corp.	A

Tobey if I could add to that. One of the things that SAIC has benefited in recent years is the tax deductibility of excess tax benefits on stock-based compensation, different from the stock price at grant and then [indiscernible] (01:38:10). So we've benefited from that and with the stock market and our stock refracting a little bit, we may not be able to take advantage of that tax benefit going forward. Thank you.

Tobey Sommer Analyst, SunTrust Robinson Humphrey, Inc.	Q

And why does a commercial company work with SAIC over other government services firms? And is scale part of their choice in accessing government constituencies in customers?

Anthony J. Moraco Chief Executive Officer & Director, Science Applications International Corp.	A

I can start I think. There is an opportunity on scale on a standpoint of establishing a partnership and the breadth of a portfolio if you're going to make the investment in time, seeking a Federal market channel partner. I think the opportunity to have a very broad and diversified portfolio facilitates that in lieu of, I would say, a smaller, more concentrated potential federal integrator. So I do think that in that case diversification combined with scale provide the opportunity that attract some of the Federal integration opportunities that the commercial non-traditional providers find value in and that's combined with the technology and the adoption and then we work our way through different customer sets whether it'd be Federal Defense or Federal civilian defense or intelligence. So I think there is an advantage of the diversification side for our partners. That's what they tell us and that's how we [indiscernible] (01:39:28) on that and the buying power then from our standpoint has a much higher competitive advantage as we're a higher volume seller of that same capability. So it's a complement to both sides.

Sheila Kahyaoglu Analyst, Jefferies LLC	Q

Right here Sheila Kahyaoglu from Jefferies.

Anthony J. Moraco Chief Executive Officer & Director, Science Applications International Corp.	A

Hi Sheila.

Sheila Kahyaoglu Analyst, Jefferies LLC	Q

Hey Tony. You're fairly conservative. How did you come up with the 3% growth. What do you think about the budget, the $20 billion pipeline. What are you guys embedding in terms of win rates, any revenue synergies and the re-compete risk outside of fiscal 2020.

Tom Eldridge Senior VP-Strategic Development & Communications, Science Applications International Corp.	A

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Science Applications International Corp. (SAIC) Investor Day	Corrected Transcript 07-Jan-2019
I think from our standpoint and we would say we have been a little more on the conservative side. We've seen how the customers' delivery has fluctuated. So I think it's a good estimate. We've had conversations where there is upside to that, but I think at this point low single-digit, we do expect. We can maybe capitalize near-term in the FY 2019 [indiscernible] (01:40:19). Anticipation of the next assume a two-year deal, somewhat lower than that and still our customers' ability to execute their acquisition strategies is still a bit encumbered whether it be workforce challenges or budget uncertainty. So I think we're just taking a practical approach where we're providing numbers that we believe we can definitely deliver on, but that does not mean that there is an upside whether it be IT modernization opportunities, other complex system integration opportunities. So I think there's a practical low single-digit, but with a bias to low to mid-sized to mid-level single-digit growth.

Sheila Kahyaoglu Analyst, Jefferies LLC	Q

And then, just one more if I can Charlie. How do you think about the $400 million free cash flow combined target for fiscal 2020? What are the biggest risks when you think about it?

Charles Alexander Mathis Chief Financial Officer & Executive Vice President, Science Applications International Corp.	A

We feel very, very confident about that number. I would say, there could be some upside. And as you saw how this was modeled with the cost synergies and the cost to achieve, if some of those are accelerated that gives us greater confidence in the being able to accelerate from that $400 million number because we have that currently modeled is being offset each other, right. So I see that as opportunity; obviously not risk there. And I think the acceleration of the tax assets, the NOLs, the greater profitability, the lower tax, the lower interest expense savings, I think those are all baked in. As I said, we expect to meet or exceed the $400 million of free cash flow.

Cai von Rumohr Analyst, Cowen & Co. LLC	Q

Yes. Cai von Rumohr from Cowen & Company. So do you still expect to close on January 30th and you mentioned, I think, Charlie about $100 million of dis-synergies because of overlapping contracts. Maybe you could walk us through what's the exact number and what are the elements in those dis-synergies?

Charles Alexander Mathis Chief Financial Officer & Executive Vice President, Science Applications International Corp.	A

Yeah. As far as the close goes, we expect to close shortly after the shareholder vote that ends in January 11th.

Cai von Rumohr Analyst, Cowen & Co. LLC	Q

Okay.

Charles Alexander Mathis Chief Financial Officer & Executive Vice President, Science Applications International Corp.	A

As far as the $100 million of dis-synergies currently, so the lower – so we have $38 million of cost synergies that impact the cost plus contracts; so that's $38 million lower revenue related to those contracts. And then we have subprime relationships that we have with each other that [indiscernible] (01:43:17) separate revenue that would no longer be counted. And then we have OCI issues and I would say it's probably you know 30% in each bucket there is how I'd characterize it.

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Science Applications International Corp. (SAIC) Investor Day	Corrected Transcript 07-Jan-2019
Cai von Rumohr Analyst, Cowen & Co. LLC	Q

Terrific. And then I think you'd mentioned a $100 million to $120 million of acquisition cost. Do those include the integration and when do you get the hit of that $100 million to $120 million?

Charles Alexander Mathis Chief Financial Officer & Executive Vice President, Science Applications International Corp.	A

Yeah. That does not include the integration. That includes fees, financing fees, that investment banking fees from both sides. This includes both SAIC and Engility. So that's the main – you know we're also – they had some notes outstanding. We'll be paying off the notes. There's like a prepayment penalty$25 million that's included in that $125 million that I mentioned there. So it's not integration costs. Integration cost is what I am talking about severances, redundancies, those type of things that's separate from that.

Cai von Rumohr Analyst, Cowen & Co. LLC	Q

And when do you actually spend that $100 million to $120 million and is that included in the $250 million baseline and $110 million baseline cash flow.

Charles Alexander Mathis Chief Financial Officer & Executive Vice President, Science Applications International Corp.	A

No, that's excluded. $100 million to $125 million will be spent right at close, that's when most of the financing, most of the fees all that will be paid off at close and going forward, the integration cost is more spread over a big part of that is the redundancies, the severance and the timing of when that actually takes place.

Cai von Rumohr Analyst, Cowen & Co. LLC	Q

Thank you very much.

Tom Eldridge Senior VP-Strategic Development & Communications, Science Applications International Corp.	A

Thanks, Cai.

Jon Raviv Analyst, Citigroup Global Markets, Inc.	Q

Thanks. It's Jon Raviv from Citi. Tony, at the front you talked about and you talked a lot about today on investing in unique solutions and you talked about the idea of your investment dollars being bigger, can you just sort of unpack that idea of how is that something new, is it a shifting business model, is it something that's in line where the government warrants more of these days and sort of how much is in your control versus how much is not in your control.

Anthony J. Moraco Chief Executive Officer & Director, Science Applications International Corp.	A

Sure. I can start and Nazzic or Lynn can complement that. So with today's market, the competitive landscape is such that solution is really that that outcome that the customers seek, we are trying to align that acquisition strategy to those outcomes, so it's a combination of people and tools or processes as Lynn talked about. So we're trying to make sure that it's a combination of what we've learned and being able to leverage on our past performance, package that with our suppliers and bundling technology solutions that now become a complement to subject matter experts and a technology solution. So think in terms of our training systems we can have an augmented or a virtual reality platform where we're going to have a mechanism for delivery to various customer and all are really doing is swapping out the content based on that mission need. So through that, we can create a repeatable perhaps fixed price outcome based capability set that is beyond a traditional labor services contract.

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Science Applications International Corp. (SAIC) Investor Day	Corrected Transcript 07-Jan-2019
One example, we're trying to move the FAA and our air traffic control training instead of hiring, have an outsider trainers and paying us per hour while we translate that to an outcome based solution per class, per graduate, per certified traffic controller. So we're trying to adapt both our own solutions and our customer acquisition strategies to do that.

Analytics is another platform of bringing some of the platform capabilities. Engility has solutions there, so we have combinations now of bringing tools together, that through our solutions and technology group that facilitated that solution set. And now if we think that R&D is very complimentary and because we're very much invested and very similar capabilities to that outcome. So I think it's a continuum of what we've done today, not so much new starts but a consolidation and centralization of existing resources.

Lynn A. Dugle Chairman, President & Chief Executive Officer, Engility Corporation	A

You know, I'll just give you one example from the space world. So in Engility as a standalone company, we looked out and said how much can we invest right, in R&D I mean to continue to expand profit or hold in all those constraints. We were somewhere $3 million to $3.5 million right, that's all we could've done. And when we stacked, to Tony's point, we've put a number of million dollars into some planning engines, all of those subcomponents that feeds what people kind of holistically talk on AI one of the things that fell below the cut line was the next generation mission management, right.

And so when I talked about having access to this much bigger investment pool, what that would mean is SAIC having all kinds of opportunities to help the Space client, customer revolutionize how they're going to have to operate in space. So next generation mission management is multi-constellation. So there's never been planning engines, right, that would manage more than one constellation. And you certainly wouldn't have seen mission management tools that manage between say a Leo, a lower earth orbit and a higher earth and mid, and that's what you're going to have to do really do space protection. So there's all the kind of things just from data analytics, but then there's that whole how do you reinvent the work your customer is doing and get there first with the tools and methodologies that are going to put them farther down that path as quick as possible.

Anthony J. Moraco Chief Executive Officer & Director, Science Applications International Corp.	A

The cloud migration is another example of that where repeatable processes to migrate applications from a legacy platform to the cloud, our opportunities that we can leverage with our industrial base so they are contract base today. But now with the access to the intelligence community, customer access we can now deliver that on an expand and grow basis. Another example of repeatable solution.

Jon Raviv Analyst, Citigroup Global Markets, Inc.	Q

So in that sense there's some new opportunity being created here around the availability of technology.

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Science Applications International Corp. (SAIC) Investor Day	Corrected Transcript 07-Jan-2019
Anthony J. Moraco Chief Executive Officer & Director, Science Applications International Corp.	A

Right.

Jon Raviv Analyst, Citigroup Global Markets, Inc.	Q

With that said, so that's a new thing in your industry – with that said, do you see any kind of shifting business model from a financial perspective in terms of capital intensity, investment intensity, what was historically [indiscernible] (01:49:43) just hire the people inside the people. Now, we're going to having [indiscernible] (01:49:47) solutions. I take note that your CapEx guidance is for 50 basis points of sales where some of your competitors have much higher rate. Just sort of commenting on that from a financial perspective, is this model changing?

Anthony J. Moraco Chief Executive Officer & Director, Science Applications International Corp.	A

So I think the CapEx is still going to be fairly light. Again, we don't spend a significant amount in that infrastructure side. We elect to go with partners to look at that maybe these are the lower levels of as a service delivery. So we're really focused on the mission side. So from an organic investment, we think we can partner for that same resource without having to make our investment in that. So I don't really expect a significant increase in how we apply that working capital to their overall business model. There'll be maybe some exceptions as a service moves on. I think there is market opportunity as we watch adoption that at our scale, at our enterprise and strength of our balance sheet that we could perhaps move that somewhat to our advantage as a differentiator. So I think that's something we'll just have to explore and try to align that to the market demand of how the customers are actually acquiring, but we're going to watch that play out over the next couple of years probably.

Nazzic S. Keene Chief Operating Officer, Science Applications International Corp.	A

I think the one thing I'll add and we touched on this in both Tony's and my presentation is one of the things that we've done internal to SAIC is ensure that those dollars that we are investing are really focused in the high impact areas. And so we've gone over the course of the last several years as we've matured as an enterprise and really looking at repeatability, looking at solutions versus just labor to solve the issues and solve the mission areas to really try to narrow that focus and make fewer bets on what we believe is more impactful and profound areas. So that's probably one change within our organization as we continue to mature our ability to do that.

Shane P. Canestra Director-Investor Relations, Science Applications International Corp.	A

Go ahead.

Byron K. Callan Analyst, Capital Alpha Partners LLC	Q

Sure. Byron Callan, Capital Alpha Partners. Two questions if I may. I'll do the easy one first. In the 3% growth you guys see is it pretty balanced between defense and non-defense, does defense grow faster within the context of that figure over the next couple of years?

Anthony J. Moraco Chief Executive Officer & Director, Science Applications International Corp.	A

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Science Applications International Corp. (SAIC) Investor Day	Corrected Transcript 07-Jan-2019
We've actually modeled that where the intel, the national security grows fastest over the next three years.

Byron K. Callan Analyst, Capital Alpha Partners LLC	Q

Great, okay. And then maybe a more intangible question, but this looks like it's going to be the longest federal shutdown ever unless something happens this coming week. Talk about what that does to the federal acquisition workforce. You already had some pretty challenging demographics, some of the agencies that are impacted, I mean think about the back side of this, does it accelerate some of the outsourcing trends. I mean you have to rely more on private contractors because these recruitment, retention issues that a lot of the federal agencies have been going through.

Anthony J. Moraco Chief Executive Officer & Director, Science Applications International Corp.	A

I think there is probably more upside from an outsourcing position than not, as we kind of watch that. And I probably put in the context of system engineering services and that the organic resources within the government, somewhat limit on the technical side, the acquisition workforce is spread pretty thin. So from a system engineering to provide thought leadership and options to help our customers navigate certain solutions is probably an opportunity. So there is going to be pressure around those government resources to execute acquisition strategies faster.

I think the good news in part of that, in the last two years probably we've actually seen more openness from our customers as this concept around more innovation time to market demands build out and push mission capability faster, can't afford time or money for 10-year development programs, but that's afforded industry to have a more proactive dialog with our customers that perhaps we benefited from a decade or longer ago where it was a much more interactive.

So I think a dialogue is more transparent and open early – pre-RFP, still maintaining competitive, compliance arrangements and industry and ourselves included can help shape alternatives in front of that process to make a solicitation more attractive to the industry that's better aligned to a customer need. So there will be resource constraints, there's maybe some interactions that are facilitating that to overcome it slightly. But I do not expect a dramatic shift up or down in acquisition. We'll – see this short term delay [indiscernible] (01:54:14), the rewards and alike. But I think a month out and month after a shutdown, we'll kind of return to a norm. It's around the budget realities. The fact that we're mid-year and in this year with a CR on a limited number of bills is actually a more favorable environment probably that we've seen. We've got a full year of appropriations for a significant amount of the government. And that really facilitates this perhaps positive upside on the current FY 2019 government budget. And so I don't think the customers are reacting to this shutdown in the sense of their priorities or their mission demands or their subsequent awards. We're going to find a delay in that and little bit of a lag based on a duration of this. And it could take you know another month to sort that through this quarter. Let's figure Q1, by the end of Q1, I expect most of it have been push through the system if we're reconciled by the end of January would be kind of a rough guess on my part.

Shane P. Canestra Director-Investor Relations, Science Applications International Corp.	A

Question over here.

Krishna Sinha Analyst, Vertical Research Partners LLC	Q

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Science Applications International Corp. (SAIC) Investor Day	Corrected Transcript 07-Jan-2019
Yeah. Krishna Sinha from Vertical Research Partners. In your original investor deck when you did the deal, you outlined $50 million of go to market synergies, gross synergies. And then in this presentation I think in Nazzic's slides, I think you said something about preserving the go to market. Can you just kind of square those two things for me. Can you elaborate a little bit more on what exactly you're cutting.

Nazzic S. Keene Chief Operating Officer, Science Applications International Corp.	A

Yeah.

Krishna Sinha Analyst, Vertical Research Partners LLC	Q

And then a related question to that would be if I look at the last eight or nine years of transactions in this space after every major transaction including when Engility bought TASC, we've seen a depression in the book to bill for the 12 months that happened after the deal. I'm getting some pretty strong messages from you guys that you don't think that's going to happen. Can you talk about why that's the case and what's different about this deal besides maybe the integration going a little bit more smoothly. What specifically is going to allow you guys to maintain a strong book to bill that you guys have been doing recently?

Nazzic S. Keene Chief Operating Officer, Science Applications International Corp.	A

You bet. So and Charlie can correct me if I'm wrong. So I'm going to try to have a mental image of that slide, but – of the original. But when we talked about the synergies and the broad go-to-market, it was really around the overlap in line leadership, overlap in some of the back-office BD support type areas and things like that. It really wasn't the true investment in driving captures and closing business. And so, we put it in that broad bucket to really kind of capture the line and back office support to driving revenue growth through capture. So does that help? Is that...

Charles Alexander Mathis Chief Financial Officer & Executive Vice President, Science Applications International Corp.	A

The account managers would be another...

Nazzic S. Keene Chief Operating Officer, Science Applications International Corp.	A

Yeah. You get duplicative people. Right.

Charles Alexander Mathis Chief Financial Officer & Executive Vice President, Science Applications International Corp.	A

The line organizations managing a portfolio and account managers. Both organizations will have an account manager and again you reconcile that would be the replication that you would eliminate.

Nazzic S. Keene Chief Operating Officer, Science Applications International Corp.	A

So, yes, so we took a very disciplined approach to the first part just making sure that we took out all the cost that we could so that we could preserve as much of an increase to the capture side.

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Science Applications International Corp. (SAIC) Investor Day	Corrected Transcript 07-Jan-2019
On the second question, I certainly can't speak to the other companies and kind of what they went through. What I can tell you about how we look at it is that we absolutely will when day one comes, we're going to be in the market as a combined company. So we will have made all the decisions. So we're not going to have various personnel decisions to make. We're not going to have any internal focus on what pipeline goes to what account goes to what leadership team. All that work has been done. We've actually gone through and have full visibility into where the ownership is for each part of the business, and the individuals that are going to run that business, sell into that business and capture that business that have all been identified. And so I think one difference could be, and most of us in this room have been part of various acquisitions, is that we have done all of that work to-date. And so, I'd truly believe that when we hit the market on day one, we are totally externally focused in our driving of the current pipeline, as well as adding to new pipeline opportunities, and I think that's going to be one of the differences and one of the nuances.

The other thing that I'll say and I think Lynn touched on this is, I think one of the things that does happen in acquisitions is that if there is a greater degree of cultural – I don't know what the right word is – just...

Charles Alexander Mathis Chief Financial Officer & Executive Vice President, Science Applications International Corp.	A

Incompatibility.

Nazzic S. Keene Chief Operating Officer, Science Applications International Corp.	A

Incompatibility, then you end up with some stuff that happens behind the scenes, in whether it's the way that you sell, the way that you deliver, how you think about capture, how you prioritize. And one of the things that we've proved out is that the cultural capability and how we think about growing the business is very, very similar. The approach that we take, the account focus that we take is very, very similar, and I think that will mitigate some of the risks that happens with some companies on the cultural side.

Lynn A. Dugle Chairman, President & Chief Executive Officer, Engility Corporation	A

The other thing and this is also to compliment...

Nazzic S. Keene Chief Operating Officer, Science Applications International Corp.	A

Yeah.

Lynn A. Dugle Chairman, President & Chief Executive Officer, Engility Corporation	A

...SAIC is, I think you made the choice to make a very – it was not a trivial investment, but there are certain pieces of information that companies cannot share until the sell goes through. And what Nazzic and Tony did is hire a company to take all of that data and analyze it. So day one, they're going to get back, here are all the areas where you're both pursuing, here's the strategy of those pursuits, and so on and so forth. And so where many companies, it takes you a number of months, right, to kind of ferret all of that out, make the decisions then on [ph] who's going to prime (01:59:56), what do you do with all of those other partners, you actually have a group doing that work, and I think that would easily put you three, four, five months ahead of a normal integration.

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Science Applications International Corp. (SAIC) Investor Day	Corrected Transcript 07-Jan-2019
Nazzic S. Keene Chief Operating Officer, Science Applications International Corp.	A

Great point, yeah, and that work has actually been concluded and it is in this cleanroom concept. So we don't have access to it, but as soon as day one comes and it is organized, the data is organized in the way that we go to market, and so it will be very easy for each team to digest. And actually to put a little more color on that, we actually have three three-hour meetings already established and on the book for whenever day one comes, the team are ready to go

Krishna Sinha Analyst, Vertical Research Partners LLC	Q

That's great. And then two follow-ups for Charlie. In reading the merger proxy, there were other bids in the – pursuing Engility, I should say, and some of the synergy targets that they had were quite a bit lower than what your guys' synergy target was. Do you view your synergy target as conservative and is there room for upside?

And then also just to clarify on the tax NOLs. You're accelerating that forward. I believe that the Engility's tax NOLs expire sometime in the mid-2020s or something like that. You're accelerating that, obviously. But then you say the cash flow is going to grow after that tax asset expires. Can you just fill that gap, once you burn down that tax NOL, what's going to step-up and fill that, so that you're able to keep growing the cash flow?

Charles Alexander Mathis Chief Financial Officer & Executive Vice President, Science Applications International Corp.	A

Yes. So let me – as far as the synergy – answering your first question first [indiscernible] (02:01:33) – the number that we laid out there, the $75 million in net synergies, we believe is achievable and we have reviewed that in depth with Engility, with Lynn, Wayne, her team. We believe that number will be achieved and proof point is the 85% the first year synergies that we will get at day of close. So we're very confident in that number. I don't know what the other guys – how they came up with their number. We think it's an achievable number and knowing Nazzic and leading this effort she will look to overachieve on that number. I'm quite confident.

As far as the NOLs, the NOLs and the tax assets, it's a combination of the NOLs and the amortization of the intangibles and that goes out, I think, nine years. When I say acceleration of the use of the tax assets, that's because there wasn't enough taxable income on the Engility side to use those NOLs. Because of the greater profitability of the companies, we're able to use those. There are limitations, the 382 limitation that restrict us to how much we can use of those NOLs. We believe that at least for the next five years, there will be roughly $25 million incremental impact due to the acceleration of the NOLs and the tax assets. So maybe beyond that, but I believe that this goes on and our modeling for the five years are pretty consistent there.

Krishna Sinha Analyst, Vertical Research Partners LLC	Q

[indiscernible] (02:03:12-02:02:03:17)

Charles Alexander Mathis Chief Financial Officer & Executive Vice President, Science Applications International Corp.	A

Yeah. When the NOL burns off five years – if it is five years, and I'm not exactly sure of the date here. I have in my mind that this is nine years and that we would still have NOLs for that length of time, plus the amortization of the intangibles and other tax benefits. So, yeah, I'm not sure. But if it is five years, and I'm sure that there will be a lot of other activity and other approaches that we take in order to continue to generate cash flow. That is a main point in value creation for our shareholders is the cash flow generation. We're are focused on that. It's the only metrics that we give you a single point. I said we're not going to give you a range on revenue and margins. We've always given a single point on free cash flow generation, $255 million; very confident getting to $255 million this year, if wasn't for the partial shutdown. That could have an impact if things don't close down. So, we're focused on it. I've spent a lot of my time, my finance team on – focus on that to make sure our conversion from net income to free cash flow is the highest and it has been and we'll continue to focus on that. And so...

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Science Applications International Corp. (SAIC) Investor Day	Corrected Transcript 07-Jan-2019
Anthony J. Moraco Chief Executive Officer & Director, Science Applications International Corp.	A

[ph] I think of the (02:04:40) organic growth and the revenue projections collectively, combined with a commitment to ongoing margin expansion organically, we'll continue to close that gap as we think out five to nine years out as the NOLs play through. We're confident of that as well.

Nazzic S. Keene Chief Operating Officer, Science Applications International Corp.	A

A lot of good things could happen in five years.

Shane P. Canestra Director-Investor Relations, Science Applications International Corp.	A

Right. Ed?

Edward S. Caso Analyst, Wells Fargo Securities LLC	Q

Hi. Thank you. Ed Caso, Wells Fargo. My first question is on, are there any large clients that we should be worried about? I mean, NRO announced $500 million. As they look at their contractor list, are you getting too big for some of these clients?

Anthony J. Moraco Chief Executive Officer & Director, Science Applications International Corp.	A

I mean, my sense is that I don't think we're too big. I think we can offer full range of services, kind of like [indiscernible] (00:05:25) one stop shop scenario. I think the breadth in some of the – particularly the high demand areas, complex technical domain, I think there is less of a constraint on scale being a critical component. So I think we can navigate that based on the missions that we are serving within those program offices. So I don't think that's a immediate concern, but we'll be able to navigate that. And, I guess, again, part of our portfolio management to perhaps anticipate where there is a customer concern, and then find ways to add value on different dimension if, in fact, we see pressure on that.

If that does occur, it's something that is manageable and will take some time. It won't be an immediate impact. So we're going to navigate that. I don't think there is any other accounts that I would say are – that we're saturated in that would create any challenges, but that's why we also look at how we refine our strategy and how we look at our pipeline, making sure that we're targeting areas where there is more whitespace, and Nazzic touched on some of those. Protect what we have, but limit where we [indiscernible] (02:06:31) try and expand given other opportunity.

Lynn A. Dugle Chairman, President & Chief Executive Officer, Engility Corporation	A

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Science Applications International Corp. (SAIC) Investor Day	Corrected Transcript 07-Jan-2019
And just as a data point, so this year we very definitely overachieved on extensions between space and intel. We thought we did about $600 million. We got $1.3 billion of extensions, without saying the exact number, a good piece of that was NRO. So the concentration challenge that you're talking about on the SETA side, we've put more daylight, to what Tony was saying, between when those concentration issues could be addressed. So we pushed that out quite a number of years.

Nazzic S. Keene Chief Operating Officer, Science Applications International Corp.	A

And also, the one more thing I'll add and I touched on this is it's one of the reasons, to your question, that we have a very prescriptive and engaged customer campaign post close, is to have those conversations, make sure we understand if there is risk where it exists. And so, we can tackle those very early versus waiting to see kind of what happens. And so, again, to Tony's point, Lynn's point, we believe we're in a very good position. We don't believe there's any particular customer that's going to cause any concern based on the combined portfolio, but that's a great conversation to have on day 2 and day 3 versus day 90. So that's part of the absolute conversation very quickly.

Lynn A. Dugle Chairman, President & Chief Executive Officer, Engility Corporation	A

That's a good point.

Edward S. Caso Analyst, Wells Fargo Securities LLC	Q

My other question is on your platform business, some lack of success here with the amphibious vehicle and with the [ph] light (02:07:58) tank. Have you given up on that? Are you going to just stay with smaller programs? If that's the case, what percent of revenue could that sort of integration business get to?

Anthony J. Moraco Chief Executive Officer & Director, Science Applications International Corp.	A

So I'd say that we continually refine the strategy. We've taken an opportunity to disrupt the market. [ph] Ed's (02:08:21) mentioning the Mobile Protected Firepower program with the Army, large modernization program. So we still see complex technology integration opportunities across the portfolio, in this case particularly defense. I wouldn't say we're exiting that in any way. But at the same time, we have to refine the strategy based on customer adoption. MPF still through source selection and finalization, but we look at technology integration market opportunities. I think we've always characterized that a significant platform modernization provides upside to our low single-digit organic growth that we've characterized, felt that that complex system integration is still a significant differentiator for SAIC. With or without those tactical vehicle programs, we still carry a larger portfolio in hardware integration than perhaps some of our government service peers. And we think that creates market opportunities, fewer competitors, great system engineering tools and delivery mechanisms to accommodate that.

So very much still a proponent of complex system integration. Specific modernization programs, we [ph] kind of take (02:09:34) a second look at, refine our strategy. So it still may include EMD phases and strong system engineering. If the customer is not ready to adopt an alternative to production, we'll take an assessment of that as we kind of go forward and we think we can add significant value as the government seek innovative solutions to solve mission problems and our ability to bring those non-traditional commercial technologies to bear versus selling in organic capacity that an OEM may be delivering, we think still offers a significant value proposition for our customers to get to next-gen faster. But at the same time we have to marry-up our go-to-market investment accounts with opportunity and we'll continue to provide thought leadership with our customers and assess are they in fact ready. A little surprised that MPF wasn't maybe quite ready and [ph] the dual (02:10:25) award, but we'll continue to navigate and refine our strategies going forward.

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Science Applications International Corp. (SAIC) Investor Day	Corrected Transcript 07-Jan-2019
Charles Alexander Mathis Chief Financial Officer & Executive Vice President, Science Applications International Corp.	A

I would just said add on that from a financial perspective. We always looked at the platform integration as contributing from fixed price to higher margins to help us get to 8%. Next year we're already at 8% with the Engility acquisition and the cost synergies. Therefore, it becomes less significant to us and I think that the focus is on getting the integration done with Engility and focusing on this acquisition right now, and therefore less focus on platforms like AAV, ACV, MPF.

Ian Gilbertson Analyst, Invesco Ltd.	Q

Ian Gilbertson with Invesco. I wanted to ask about the competitive landscape, and then particularly how it relates to a possible disruptor with Amazon and AWS, with latest example HQ2, Northern Virginia, clearly not an area that they're going to let up on. So I guess when you look at your product offering or your contracts, you look at anything that's particularly susceptible in terms of IT modernization or help me understand what are maybe some possible mitigates that I'm not thinking of or maybe they won't be a stronger disruptor to those portions of your business?

Anthony J. Moraco Chief Executive Officer & Director, Science Applications International Corp.	A

Yeah, I think in general taking a step back, and people have asked about Silicon Valley innovation commercial entrance, if you will. I think there is still some barriers on the federal side, and hence this channel partner from commercial through a federal integrator to a federal contract base is still very viable. On a macro basis, I would still consider companies like AWS and other commercial type companies, particularly on a platform basis for us, is actually an enabler for us to sell services. Our cloud migration business wouldn't be as robust if not for the platforms that AWS and others are providing.

I think the area that we're seeing challenges from non-federal government markets, whether it be financial services or more commercial markets through Amazon, Google, and the like, is the talent. It's the competition for talent, for agile developers, cybersecurity experts, ability to convert cloud, capabilities for efficiencies, all play into a demand for talent. And so we're trying to put mechanisms in place even today, given a fairly large concentration in the national capital region. And with Amazon moving into that area over the next five years, we expect that they probably create a talent competitive challenge.

But again, we can appeal to those that want to play closer to mission as part of that and balance that that they still have from a technologist perspective have access to that same technology and yet are closer to an end user from a delivery perspective. And that I think is a mechanism and a value proposition that's attractive to some. Maybe not all, but that's one way [ph] they are mitigated (02:13:35) relative to the talent and the challenge associated with the workforce.

Nazzic S. Keene Chief Operating Officer, Science Applications International Corp.	A

One other thing I'll add is that I had a conversation just right before the holidays with the CIO of a federal civilian agency and he was – we had the same exact conversation, how's he looking at talent. He's got to hire as well. And there is more openness and willingness to solve challenges, and I'll just use the IT world as an example, to solve some of the things that have to be done to support a customer maybe not by having the individuals on customer site. And so we opened up a facility in Cookeville last – about 12, 18 months ago, and I think we have a real opportunity to not only expand that, but to look at other opportunities in the U.S. to drive – to be able to hire, train, and retain great talent to serve our customers in maybe a little different model.

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Science Applications International Corp. (SAIC) Investor Day	Corrected Transcript 07-Jan-2019
And I think there is – the federal government's been a little slower in adopting that, commercial enterprises have been a little faster over the course of the last 10, 15 years. But I think that the focus on talent, the challenges that exist not just for us, but for the federal workers as well, puts a new light on that and I think it provides an opportunity for companies like SAIC to do business a little bit different, and we're looking forward to that, that opportunity as well.

Anthony J. Moraco Chief Executive Officer & Director, Science Applications International Corp.	A

For our customers, same challenge on that workforce per the earlier question, is giving them insights and exposure to actually opening the aperture for private sector to come up with a virtual workforce model that will still serve their needs. So perhaps, as Nazzic said, if two-thirds of our staff are at customer locations today, perhaps we can dial that back, still provide a program office facing the customers, but lot of the technical talent can be in different geographic areas and still deliver the same technical capacity or demands.

Shane P. Canestra Director-Investor Relations, Science Applications International Corp.	A

Question over here.

Gavin Parsons Analyst, Goldman Sachs & Co. LLC	Q

Thanks. Gavin Parsons, Goldman Sachs. Tony, just to clarify your comment that you think the budget could go back to fiscal 2017 levels, does your 3% CAGR capture that?

Anthony J. Moraco Chief Executive Officer & Director, Science Applications International Corp.	A

Yes, it does. I think that given the scale of the government budgets, the mission alignment that we have, I don't think a two-year deal at the 2016/2017 government levels would perturb our outlooks going forward, and we navigate that effectively given a portfolio we have with Engility [indiscernible] (02:15:55).

Gavin Parsons Analyst, Goldman Sachs & Co. LLC	Q

So as part of the reason that's not a bigger headwind that the government customer isn't actually spending at the fiscal 2018/2019 levels and if you do get a better budget outcome for fiscal 2020/2021, what gives them confidence to actually spend at those higher authorization levels.

Anthony J. Moraco Chief Executive Officer & Director, Science Applications International Corp.	A

Well, I think there is still significant motivation to deliver mission, motivation to increase their security posture through cyber and IT modernization. So I think that the customers' strategic intent is unchanged. I think they still have to work through some of their acquisition workforce challenges to move the volume through. But I don't think that the alignment to the budgets, to the mission is being encumbered in anyway. I think it's more execution on a timing, given the limited resources. And if we can facilitate that through more industry participation, then I think that's something that we can help them with. But I really don't see a significant change in that budget reality, nor its impact on our ability to grow inside this market.

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Science Applications International Corp. (SAIC) Investor Day	Corrected Transcript 07-Jan-2019
Nazzic S. Keene Chief Operating Officer, Science Applications International Corp.	A

And I'll just [indiscernible] (02:16:56) that, because the mission will not allow them the threat levels, as I said today, if you read the paper and Russia is saying now they have vehicles that can go faster than our missiles could ever catch them, you have to spend money and you have to spend it now.

Shane P. Canestra
Director-Investor Relations, Science Applications International Corp.

Further questions? Any further questions? No. As there are no more questions, we thank you very much for your participation in SAIC's 2019 Investor Day. We hope that you found this session informative and you leave with a better understanding of the company and its shareholder value creation opportunity. This concludes today's session and thank you for your interest in SAIC.

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Science Applications International Corp. (SAIC) Investor Day	Corrected Transcript 07-Jan-2019
No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed acquisition of Engility, SAIC filed with the SEC, on December 3, 2018, an amendment to the registration statement on Form S-4 that was originally filed on October 18, 2018. The registration statement includes a joint proxy statement/prospectus of SAIC and Engility that also constitutes a prospectus of SAIC. The Registration Statement was declared effective by the SEC on December 4, 2018, and Engility and SAIC commenced mailing the definitive joint proxy statement/prospectus to their respective stockholders on or about December 4, 2018 seeking their approval of the proposed transactions.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT SAIC, ENGILITY, AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from SAIC at its website, www.saic.com, or from Engility at its website, www.engility.com.

Participants in Solicitation

SAIC, Engility, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from the stockholders of SAIC and Engility in connection with the proposed transaction.  Information about SAIC’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on March 29, 2018 and its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on April 25, 2018. Information about Engility’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on March 2, 2018, and the proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on April 13, 2018. Investors may obtain more detailed information regarding the direct and indirect interests of SAIC, Engility, and their respective executive officers and directors in the transaction by reading the definitive joint proxy statement/prospectus regarding the transaction, which has been filed with the SEC.

Forward-Looking Statements

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Science Applications International Corp. (SAIC) Investor Day	Corrected Transcript 07-Jan-2019
Certain statements in this written communication contain or are based on “forward-looking” information within the meaning of the Private Securities Litigation Reform Act of 1995 that involves risks and uncertainties concerning the proposed transaction between SAIC and Engility, SAIC’s and Engility’s expected financial performance, and SAIC’s and Engility’s strategic and operational plans. In some cases, you can identify forward-looking statements by words such as “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” and similar words or phrases. Forward-looking statements in this written communication include, among others, statements regarding benefits of the proposed acquisition (including anticipated future financial operating performance and results), estimates of future revenues, operating income, earnings, earnings per share, charges, backlog, outstanding shares and cash flows, as well as statements about future dividends, share repurchases and other capital deployment plans. These statements reflect our belief and assumptions as to future events that may not prove to be accurate. Actual performance and results may differ materially from the forward-looking statements made in this written communication depending on a variety of factors, including: the possibility that the transaction will not close or that the closing may be delayed; the possibility that SAIC or Engility may be unable to obtain stockholder approval as required for the transaction or that the other conditions to the closing of the transaction may not be satisfied; the risk that Engility will not be integrated successfully into SAIC following the consummation of the acquisition and the risk that revenue opportunities, cost savings, synergies and other anticipated benefits from the merger may not be fully realized or may take longer to realize than expected, diversion of management’s attention from normal daily operations of the business and the challenges of managing larger and more widespread operations resulting from the acquisition, difficulties in entering markets in which we have previously had limited direct prior experience, the potential loss of customers and other business partners following announcement of the acquisition, our ability to obtain financing on anticipated terms, compliance with new bank financial and other covenants, assumption of the known and unknown liabilities of the acquired company, recordation of goodwill and nonamortizable intangible assets subject to regular impairment testing and potential impairment charges, incurrence of amortization expenses related to certain intangible assets, assumption that we will enjoy material future tax benefits acquired in connection with the acquisition, developments in the U.S. government defense and intelligence community budgets, including budget reductions, implementation of spending cuts (sequestration) or changes in budgetary priorities; delays in the U.S. government budget process or approval to raise the U.S. debt ceiling; delays in the U.S. government contract procurement process or the award of contracts; delays or loss of contracts as result of competitor protests; changes in U.S. government procurement rules, regulations and practices; our compliance with various U.S. government and other government procurement rules and regulations; governmental reviews, audits and investigations of our company; our ability to effectively compete and win contracts with the U.S. government and other customers; our ability to attract, train and retain skilled employees, including our management team, and to retain and obtain security clearances for our employees; our ability to accurately estimate costs associated with our firm-fixed-price and other contracts; cybersecurity, data security or other security threats, systems failures or other disruptions of our business; resolution of legal and other disputes with our customers and others or legal or regulatory compliance issues, including in relation to the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement; our ability to effectively deploy capital and make investments in our business; our ability to maintain relationships with prime contractors, subcontractors and joint venture partners; our ability to manage performance and other risks related to customer contracts; the adequacy of our insurance programs designed to protect us from significant product or other liability claims; our ability to declare future dividends based on our earnings, financial condition, capital requirements and other factors, including compliance with applicable laws and contractual agreements; and our ability to execute our business plan and long-term management initiatives effectively and to overcome these and other known and unknown risks that we face. These are only some of the factors that may affect the forward-looking statements contained in this written communication. You should be aware that new factors may emerge from time to time and it is not possible for us to identify all such factors, nor can we predict the impact of each such factor on the proposed transaction or the combined company.  For further information concerning risks and uncertainties associated with our business, please refer to the filings on Form 10-K, 10-Q and 8-K that SAIC or Engility make from time to time with the SEC, including the “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Legal Proceedings” sections of SAIC’s and Engility’s Annual Reports on Form 10-K which may be viewed or obtained through the Investor Relations section of SAIC’s web site at www.investors.saic.com or Engility’s web site at www.engility.com.

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Science Applications International Corp. (SAIC) Investor Day	Corrected Transcript 07-Jan-2019
All information in this written communication is as of the date hereof. SAIC and Engility expressly disclaim any duty to update any forward-looking statement provided in this written communication to reflect subsequent events, actual results or changes in SAIC’s or Engility’s expectations. SAIC and Engility also disclaim any duty to comment upon or correct information that may be contained in reports published by investment analysts or others.

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